UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

VULCAN MATERIALS COMPANY
(Name of Subject Company)

VULCAN MATERIALS COMPANY
(Name of Persons Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

929160109
(CUSIP Number of Class of Securities)

Robert A. Wason IV, Esq.
Senior Vice President and General Counsel
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
Telephone: (205) 298-3000
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Edward D. Herlihy, Esq.
Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this "Statement") relates is Vulcan Materials Company, a New Jersey corporation ("Vulcan" or the "Company"). Vulcan's principal executive offices are located at 1200 Urban Center Drive, Birmingham, Alabama 35242. Vulcan's telephone number at this address is (205) 298-3000.

Securities

        The title of the class of equity securities to which this Statement relates is Vulcan's Common Stock, par value $1.00 per share ("Vulcan Common Stock"). As of December 12, 2011, there were 129,232,928 shares of Vulcan Common Stock outstanding.

Item 2.    Identity and Background of Filing Person

Name and Address

        The name, business address, and business telephone number of Vulcan, which is the subject company and the person filing this Statement, are set forth in Item 1 above. Vulcan's website address is www.vulcanmaterials.com. The information on Vulcan's website should not be considered a part of this Statement.

Exchange Offer

        This Statement relates to the unsolicited offer by Martin Marietta Materials, Inc., a North Carolina corporation ("Martin Marietta"), to exchange each issued and outstanding share of Vulcan Common Stock for 0.50 shares of the common stock (the "Exchange Ratio"), par value $0.01 per share, of Martin Marietta, together with the associated preferred stock purchase rights (the "Martin Marietta Common Stock"), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the "Schedule TO") filed by Martin Marietta with the Securities and Exchange Commission (the "SEC") on December 12, 2011. Holders of shares of Vulcan Common Stock whose shares are exchanged in the Offer will receive cash in lieu of any fractional shares of Martin Marietta Common Stock to which they would otherwise be entitled. The exchange offer is being made on the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange dated December 12, 2011 and the related Letter of Transmittal. On December 12, 2011, Martin Marietta also filed with the SEC a Registration Statement on Form S-4 (the "Form S-4") in relation to the securities to be issued in connection with the offer. The exchange offer and the value of the consideration offered thereby, together with all of the terms and conditions applicable to the exchange offer, is referred to in this Statement as the "Offer." According to the Schedule TO, the Offer will expire at 5:00 p.m., New York City time, on May 18, 2012, unless Martin Marietta extends or earlier terminates the Offer.

        Martin Marietta has stated that the purpose of the Offer is to acquire all of the outstanding shares of Vulcan Common Stock in order to combine the businesses of Martin Marietta and Vulcan. Martin Marietta has indicated that, unless it enters into a merger agreement with Vulcan not involving an exchange offer, it intends, promptly after the completion of the Offer, to consummate a merger of a wholly owned subsidiary of Martin Marietta with and into Vulcan (the "Second-Step Merger"). Martin Marietta has also stated in the Schedule TO that it intends to nominate, and solicit proxies for the election of, a slate of five nominees for election to the Board of Directors of Vulcan (the "Vulcan Board") at Vulcan's 2012 annual meeting of shareholders (the "Vulcan 2012 Annual Meeting"). In addition, the Schedule TO states that Martin Marietta intends to nominate additional candidates for election to the Vulcan Board at Vulcan's 2013 annual meeting of shareholders if a combination of

Martin Marietta and Vulcan has not occurred before such time. The Vulcan Board currently consists of 11 directors divided into three separate classes which are elected in staggered three-year terms. Only one class of directors is elected per year. As a result, if Martin Marietta's nominees are elected to the Vulcan Board, they will not constitute a majority of the Board.

        The Offer is subject to numerous conditions, including the following, among others:

        The "Merger Agreement Condition"—Vulcan having entered into a definitive merger agreement with Martin Marietta with respect to the proposed transaction that is reasonably satisfactory to Martin Marietta and Vulcan, and which provides, among other things, that the Vulcan Board has (i) approved the proposed transaction and irrevocably exempted the proposed transaction from the restrictions imposed by the New Jersey Shareholder Protection Act, and (ii) removed any other impediment to the consummation of the transaction. Martin Marietta delivered a form of merger agreement to Vulcan on December 12, 2011, which the Schedule TO states Martin Marietta would consider reasonably satisfactory;

        The "U.S. Antitrust Condition"—the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") applicable to the exchange of Vulcan Common Stock under the Offer having expired or been terminated prior to the expiration of the Offer;

        The "Minimum Tender Condition"—there being validly tendered and not withdrawn before the expiration of the Offer at least that number of shares of Vulcan Common Stock that, together with the shares of Vulcan Common Stock then owned by Martin Marietta or its subsidiaries, constitutes at least 80% of the voting power of Vulcan's outstanding capital stock entitled to vote on transactions covered under Article VIII, Section A of Vulcan's restated certificate of incorporation. Martin Marietta also states in the Schedule TO that if they are successful in the litigation they have brought regarding this provision of Vulcan's restated certificate of incorporation, they will amend this condition so as to require the minimum tender (without being withdrawn) of a majority of the voting power of the outstanding shares of Vulcan Common Stock;

        The "Registration Statement Condition"—the Form S-4 having been declared effective under the Securities Act of 1933, with no stop order suspending the effectiveness of the Form S-4 having been issued and no proceedings for that purpose having been initiated or threatened by the SEC, and Martin Marietta having received all necessary state securities law or "blue sky" authorizations;

        The "Shareholder Approval Condition"—the shareholders of Martin Marietta having approved (i) an amendment to Martin Marietta's articles of incorporation to increase the number of authorized shares of Martin Marietta Common Stock and implement any changes to the name of the combined company which would result from the proposed transaction and (ii) the issuance of shares of Martin Marietta Common Stock pursuant to the Offer and the Second-Step Merger as required under the rules of the New York Stock Exchange (the "NYSE") (such approvals, the "Martin Marietta Shareholder Approvals");

        The "Listing Condition"—the shares of Martin Marietta Common Stock to be issued pursuant to the Offer and the Second-Step Merger having been approved for listing on the NYSE; and

        The "Due Diligence Condition"—Martin Marietta having completed to its reasonable satisfaction customary confirmatory due diligence of non-public information on Vulcan's business, assets and liabilities and having concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Vulcan's business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer.

        In addition to the foregoing conditions, the offer is further conditioned on the non-occurrence of each of the following:

  •
  there is threatened, instituted or pending any litigation, suit, claim, action, proceeding or investigation before any court or governmental, regulatory or administrative authority, agency, instrumentality or commission (i) challenging, or seeking to, or which in the reasonable judgment of Martin Marietta, is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or make more costly, or alleging any violation of law, rule or regulation with respect to, the Offer; (ii) seeking to obtain material damages in connection with the Offer or the Second-Step Merger; (iii) seeking to, or which in the reasonable judgment of Martin Marietta is reasonably likely to, individually or in the aggregate, prohibit or limit the full rights of ownership of Vulcan, Martin Marietta or any of their affiliates of all or any of the business or assets of Vulcan, Martin Marietta or any of their affiliates (including in respect of the capital stock or other equity of their respective subs); (iv) seeking to, or which in the reasonable judgment of Martin Marietta is reasonably likely to, individually or in the aggregate, compel Vulcan, Martin Marietta or any of their subsidiaries to dispose of or hold separate all or any portion of the business or assets of Vulcan, Martin Marietta or any of their affiliates; (v) seeking to, or which in the reasonable judgment of Martin Marietta is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws and the New Jersey Business Corporation Act (the "NJBCA") in connection with the Offer or the consummation of the Second-Step Merger or other business combination involving Martin Marietta and Vulcan (including any restriction on the right to vote any shares of Vulcan Common Stock acquired by Martin Marietta); (vi) seeking to require divestiture by Martin Marietta or any of its affiliates of any shares of Vulcan Common Stock; (vii) seeking, or which in the reasonable judgment of Martin Marietta is reasonably likely to result in, any material diminution in the benefits expected to be derived by Martin Marietta or any of its affiliates from the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with Vulcan; (viii) relating to the Offer or Martin Marietta's proxy solicitation which might materially adversely affect Vulcan, Martin Marietta or any of their affiliates or the value of shares of Vulcan Common Stock; or (ix) that, in the reasonable judgment of Martin Marietta, could otherwise prevent, adversely affect or materially delay consummation of the Offer, the Second-Step Merger or the ability of Martin Marietta to conduct any proxy solicitations referenced in the Form S-4 (the "No Lawsuits or Investigations Condition");

  •
  any material final order, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority, including those referred to or described in the Form S-4 section, includes terms that, in the reasonable judgment of Martin Marietta, result or are reasonably likely to result (individually or in the aggregate) in a significant diminution in the benefits expected to be derived by Martin Marietta and Vulcan, taken as a whole, as a result of the transactions contemplated by the Offer, the Second-Step Merger or any other business combination with Vulcan (the "No Diminution of Benefits Condition");

  •
  any material final order, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority, including those referred to or described in the Form S-4, is not obtained, or the applicable waiting period for such approval has not expired, in each case other than in connection with the U.S. Antitrust Condition (the "Regulatory Approvals Condition");

  •
  any action is taken, or any statute, rule, regulation, legislation, order, decree or interpretation is enacted, enforced, promulgated, amended, issued, or deemed or becomes applicable to Martin Marietta, Vulcan, any of their subsidiaries or affiliates, the Offer, the Second-Step Merger or any other business combination with Vulcan, by any legislative body or governmental authority

    (other than the routine application of the waiting period provisions of the HSR Act to the Offer) that, in the reasonable judgment of Martin Marietta, might result, directly or indirectly, individually or in the aggregate, in any of the consequences referred to in the No Lawsuits or Investigations Condition, except for matters addressed in the No Diminution of Benefits Condition or the Regulatory Approvals Condition (the "No New Law or Governmental Action Condition");

  •
  any event, condition, development, circumstance, change or effect occurs or is threatened that is or may be (individually or in the aggregate) materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, shareholders' equity, licenses, franchises, operations, results of operations or prospects of Vulcan or any of its affiliates, or Martin Marietta shall become aware of any facts that, in the reasonable judgment of Martin Marietta, have or may have material adverse significance with respect to either the value of Vulcan or any of its affiliates or the shares of Vulcan Common Stock to Martin Marietta or any of its affiliates (the "No Material Adverse Effect Condition");

  •
  there occurs, or in the case of any of the below existing at the time of commencement of the Offer, there is a material acceleration or worsening of, any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States; declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States; any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the reasonable judgment of Martin Marietta, might materially adversely affect the extension of credit by banks or other lending institutions; the commencement of a war, armed hostilities, or the occurrence of any other international or national calamity directly or indirectly involving the United States or any attack on, outbreak, or act of terrorism involving the United States (the "No War Condition"); any material change in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor; any change in the general political, market, economic, or financial conditions in the United States or other jurisdictions in which Vulcan or its affiliates do business that, in the reasonable judgment of Martin Marietta, could have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, results of operations, or prospects of Vulcan or any of its affiliates or the trading in, or the value of the shares of Vulcan Common Stock; any decline in either the Dow Jones Industrial Average, the S&P Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business on December 12, 2011, or any material adverse change in the market price of shares of Vulcan Common Stock; (collectively, other than the No War Condition, the "No Significant Change in Markets or the Economy Condition");

  •
  a tender or exchange offer for some or all of the shares of Vulcan Common Stock is publicly proposed to be made or is made or publicly disclosed by another person (including Vulcan or any of its subsidiaries or affiliates); Martin Marietta learns that any person or group has acquired or proposes to acquire beneficial ownership of more than five percent of any class or series of capital stock of Vulcan (including Vulcan Common Stock) other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to December 12, 2011; any person that filed a Schedule 13D or 13G with the SEC on or prior to December 12, 2011 acquires or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Vulcan constituting one percent or more of any such class or series or is granted an option, right or warrant to do so; any person enters into a definitive agreement or agreement in principle or makes a proposal with respect to a tender or exchange offer of some or all of the shares of Vulcan Common Stock or a merger, consolidation or other business combination with or involving Vulcan or any of its subsidiaries; or any person other than Martin Marietta files a Notification and Report Form under the HSR Act or makes a public announcement reflecting an intent to acquire Vulcan or any assets, securities or subsidiaries of Vulcan (the "No Competing Offer or Third Party Action Condition");

  •
  Vulcan or any of its subsidiaries has split, combined, or otherwise changed, or authorized or proposed the split, combination, or other change of, the shares of Vulcan Common Stock or its capitalization; acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding shares of Vulcan Common Stock or other securities; issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional shares of Vulcan Common Stock or of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of shares of Vulcan Common Stock pursuant to and in accordance with the publicly disclosed terms in effect on December 12, 2011, of employee stock options or other equity awards publicly disclosed by Vulcan as outstanding prior to such date or of shares of Vulcan Common Stock or convertible subordinated debentures in exchange for outstanding shares of Vulcan preferred stock pursuant to the terms and conditions of Vulcan's restated certificate of incorporation in existence as of December 12, 2011), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock; permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Vulcan; declared or paid, or proposed to declare or pay, any dividends (other than cash dividends required to be paid on the shares of Vulcan preferred stock that have been publicly disclosed by Vulcan as outstanding prior to December 12, 2011 and regular quarterly cash dividends on shares of Vulcan Common Stock) or other distribution on any shares of capital stock of Vulcan, including by way of adoption of a shareholder rights plan; altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt security or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Martin Marietta, burdensome covenants or security provisions;

  •
  Vulcan has amended or proposed any amendment to the certificate of incorporation or bylaws of Vulcan (the conditions in this bullet along with the conditions in the immediately preceding bullet, the "No Change in Vulcan Capitalization, Indebtedness or Constitutive Documents Condition");

  •
  Vulcan has authorized, recommended, proposed or announced its intent to enter into, or has entered into, an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition or disposition of assets or release or relinquishment of any material contract or other rights of Vulcan or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice, or enters into (or authorizes, recommends, proposes or announces its intent to enter into) any agreement or arrangement with any person that, in the reasonable judgment of Martin Marietta, has or may have material adverse significance with respect to either the value of Vulcan or any of its subsidiaries or affiliates or the value of the shares of Vulcan Common Stock to Martin Marietta or any of its subsidiaries or affiliates;

  •
  Vulcan has entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice, or entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to employees as a result of or in connection with the Offer or Martin Marietta's consummation of any merger or other similar business combination involving Vulcan;

  •
  Vulcan has taken any action (except as required by law) to terminate or amend any employee benefit plan of Vulcan or any of its subsidiaries (along with the immediately preceding bullet, the "No Change in Employee Benefits Condition");

  •
  Martin Marietta or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Vulcan providing for a merger or other business combination with Vulcan or any of its subsidiaries, or the purchase or exchange of securities or assets of Vulcan or any of its subsidiaries, or Martin Marietta and Vulcan reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated; or

  •
  Vulcan or any of its subsidiaries shall have granted to any person proposing a merger or other business combination with or involving Vulcan or any of its subsidiaries or the purchase or exchange of securities or assets of Vulcan or any of its subsidiaries any type of option, warrant, or right that, in the reasonable judgment of Martin Marietta, constitutes a "lock-up" device (including a right to acquire or receive any shares of Vulcan Common Stock or other securities, assets, or business of Vulcan or any of its subsidiaries), or paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange, which in the reasonable judgment of Martin Marietta in any such case, and regardless of the circumstances (including any action or omission by Martin Marietta) giving rise to any such condition, makes it inadvisable to proceed with the offer and/or with acceptance for exchange, or exchange, of shares of Vulcan Common Stock.

        Each of the foregoing conditions are for the benefit of Martin Marietta and may be asserted by Martin Marietta in its sole discretion regardless of the circumstances giving rise to any such condition failing to be satisfied or, other than the U.S. Antitrust Condition, Shareholder Approval Condition, Registration Statement Condition and Listing Condition, may be waived by Martin Marietta in whole or in part at any time and from time to time prior to the expiration of the Offer in its discretion.

        For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

        The Schedule TO states that the principal executive offices of Martin Marietta are located at 2710 Wycliff Road, Raleigh, North Carolina 27607 and that the telephone number of its principal executive offices is (919) 781-4550.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as described in this Statement or in the excerpts from the Vulcan Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 31, 2011 (the "2011 Proxy Statement"), relating to the Vulcan 2011 annual meeting of shareholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Vulcan or any of its affiliates, on the one hand, and (i) Vulcan or any of its executive officers, directors, or affiliates, or (ii) Martin Marietta or any of its executive officers, directors, or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2011 Proxy Statement: "Corporate Governance of Our Company and Practices of Our Board of Directors—Transactions with Related Persons," "Security Ownership of Certain Beneficial Owners," "Security Ownership of Management," "Equity Compensation Plans," "Compensation Committee Report," "Compensation Discussion and Analysis," "Executive Compensation" and "Director Compensation."

        Any information contained in the pages from the 2011 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with Martin Marietta

        According to the Schedule TO, as of December 12, 2011, Martin Marietta was the beneficial owner of 1,000 shares of Vulcan Common Stock, representing less than one percent of the outstanding shares of Vulcan Common Stock.

        In the ordinary course of their respective businesses, Vulcan and Martin Marietta have had various commercial interactions and participate together in several industry groups. These commercial interactions have included purchasing aggregates from each other. In 2011, Martin Marietta has purchased from Vulcan approximately $4.5 million of aggregate products, up from $4.1 million total product purchases in 2010. Vulcan's purchases of aggregates from Martin Marietta approximated $721,000 and $763,000 in 2010 and 2011 (through December 15, 2011), respectively. Other arrangements have included fees for services Vulcan rendered unloading railcars for Martin Marietta and payments with respect to rental property. In connection with required divestitures with respect to Vulcan's acquisition of Florida Rock Industries, Inc., Vulcan exchanged four quarries and a greenfield site in Georgia and a quarry in Chattanooga, Tennessee with Martin Marietta in 2008 and, in return, received cash, a quarry near Sacramento, California, real property in San Antonio, Texas, and real property in North Carolina.

        As further discussed below in the "—Background of the Offer" section and "Item 8. Additional Information—Litigation," Vulcan and Martin Marietta entered into a letter agreement providing for the confidentiality of information exchanged between the parties, limitations on the use of information and other terms, dated as of May 3, 2010, and a common interest, joint defense and confidentiality agreement, dated as of May 18, 2010. Each of these agreements contains, among other things, strict prohibitions on misusing and improperly disclosing confidential information.

Consideration Payable Pursuant to the Offer and the Second-Step Merger

Shares of Vulcan Common Stock Held By the Non-Employee Directors and Executive Officers of Vulcan

        If the non-employee directors and executive officers of Vulcan were to tender any shares of Vulcan Common Stock they own pursuant to the Offer and such shares were accepted for exchange by Martin Marietta, they would receive shares of Martin Marietta Common Stock at the same exchange ratio and on the same terms and conditions as the other Vulcan shareholders. As of December 13, 2011, the ten non-employee directors and seven executive officers of Vulcan held an aggregate of 355,319 shares of Vulcan Common Stock, excluding shares held through certain compensatory plans of Vulcan (as described below). If the non-employee directors and executive officers of Vulcan were to tender all of such shares of Vulcan Common Stock for exchange pursuant to the Offer and those shares of Vulcan Common Stock were accepted for exchange by Martin Marietta at the exchange ratio, the non-employee directors and executive officers of Vulcan would receive an aggregate of 177,659 shares of Martin Marietta Common Stock. To the knowledge of Vulcan, none of the non-employee directors and executive officers of Vulcan currently intend to tender any shares of Vulcan Common Stock held of record or beneficially owned by such person for exchange pursuant to the Offer.

        In addition, as of December 13, 2011, the seven executive officers of Vulcan held an aggregate of (a) 67,557 shares of Vulcan Common Stock through Vulcan's 401(k) plan, (b) 217,659 shares of Vulcan Common Stock the receipt of which has been deferred under Vulcan's Executive Deferred Compensation Plan and (c) 101,642 cash-settled phantom shares of Vulcan Common Stock through Vulcan's Executive Deferred Compensation Plan and Unfunded Supplemental Benefit Plan. Assuming that the Offer had been completed and the Second-Step Merger had been consummated on

December 13, 2011, such shares and phantom shares would convert into 142,608 shares of Martin Marietta Common Stock and 50,821 cash-settled phantom shares of Martin Marietta Common Stock, respectively. Vulcan's Unfunded Supplemental Benefit Plan (including amendment) and Executive Deferred Compensation Plan are filed as Exhibits (e)(2), (e)(3) and (e)(4) to this Statement and incorporated herein by reference.

        As of December 13, 2011, the ten non-employee directors of Vulcan held an aggregate of 161,096 stock-settled phantom shares of Vulcan Common Stock through Vulcan's Director Deferred Compensation Plan, which is filed as Exhibit (e)(5) to this Statement and incorporated herein by reference. Assuming that the Offer had been completed and the Second-Step Merger had been consummated on December 13, 2011, such phantom shares would convert into 80,548 stock-settled phantom shares of Martin Marietta Common Stock.

Equity-Based Awards Held By the Non-Employee Directors and Executive Officers of Vulcan

        As of December 13, 2011, the ten non-employee directors and seven executive officers of Vulcan held equity awards issued pursuant to the Vulcan Amended and Restated 2006 Omnibus Long-Term Incentive Plan, the Vulcan 1996 Long-Term Incentive Plan, the Vulcan Deferred Stock Plan for Non-Employee Directors or the Vulcan Restricted Stock Plan for Non-Employee Directors, which are filed (including amendments and award agreements thereunder) as Exhibits (e)(6) through (e)(15) to this Statement and incorporated herein by reference (collectively, the "Plans"). As described further below, under the Plans, consummation of the Offer would constitute a change in control of Vulcan, and upon a change in control of Vulcan, all unvested equity awards held by the executive officers of Vulcan would vest in full. In addition, all equity awards held by the non-employee directors of Vulcan would vest in full either upon a change in control of Vulcan or upon the date thereafter that any such non-employee director ceased to be a member of the board of directors of Vulcan.

        Regardless of whether there is a change in control of Vulcan, as of December 13, 2011, all equity-based awards held by Donald M. James, Chairman and Chief Executive Officer of Vulcan, that were granted prior to 2011 would become non-forfeitable upon his retirement because he has attained age 62, and a portion of the equity-based awards held by each of the other executive officers (including all named executive officers other than Mr. James) of Vulcan would become non-forfeitable upon each of their retirements because they have attained age 55 but are less than age 62.

Treatment of Stock Options and Stock-Only Stock Appreciation Rights

        As of December 13, 2011, the seven executive officers of Vulcan held stock options and stock-only stock appreciation rights ("SOSARs") to purchase an aggregate of 2,694,790 shares of Vulcan Common Stock, with exercise prices ranging from $29.05 to $109.20 and an aggregate weighted average exercise price of $52.64 per share, 1,924,405 of which were vested and exercisable as of that date. The non-employee directors do not hold stock options or SOSARs.

        Upon a change in control of Vulcan, all unvested outstanding stock options and SOSARs held by the executive officers of Vulcan would become fully exercisable. Pursuant to the terms of the proposed merger agreement filed by Martin Marietta (the "Merger Agreement"), upon the effective time of the Second-Step Merger, each stock option and SOSAR to acquire shares of Vulcan Common Stock would be converted into a stock option or stock appreciation right to acquire a number of shares of Martin Marietta Common Stock (rounded down to the nearest whole share) equal to (a) the number of shares of Vulcan Common Stock subject to the award immediately prior to the effective time of the Second-Step Merger, multiplied by (b) 0.50. The per share exercise price (rounded up to the nearest whole cent) of the award would be equal to (a) the per share exercise price of the award immediately prior to the effective time of the Second-Step Merger, divided by (b) 0.50.

        Assuming that the Offer had been completed and the Second-Step Merger had been consummated on December 13, 2011, the aggregate cash value of unvested SOSARs held as of such date by each of the executive officers that would become vested as a result thereof is $0, except in the case of John R. McPherson who holds 370,900 unvested SOSARs with an exercise price of $29.05 and, as a result, would have SOSARs that would become vested with an aggregate cash value of $2,870,766. These estimates are based on the average closing price of Martin Marietta Common Stock for the first five trading days following December 12, 2011 ($73.58), and attribute no value to any unvested SOSARs held by the executive officers, other than Mr. McPherson, because all such awards held by these individuals would be out of the money based on that price.

        The following table summarizes the number of unvested SOSARs held by each of the executive officers of Vulcan that would become vested if the Offer had been completed and Second-Step Merger had been consummated on December 13, 2011. As of December 13, 2011, there are no stock options that are not fully vested.

Executive Officers	Number of Shares of Vulcan Common Stock Subject to Unvested SOSARs
Donald M. James	224,665
Daniel F. Sansone	54,138
Danny R. Shepherd	50,852
Robert A. Wason IV	29,811
Other Executive Officers (as a group)	410,919

Treatment of Deferred Stock Units

        As of December 13, 2011, the ten non-employee directors and seven executive officers of Vulcan held an aggregate of 125,236 Deferred Stock Units ("DSUs"). Upon a change in control of Vulcan, all unvested DSUs held by the non-employee directors and executive officers of Vulcan would become fully vested and payable on the 90th day following the change in control pursuant to the terms of the applicable Plan. In addition, as of December 13, 2011, four of the non-employee directors of Vulcan held an aggregate of 5,346 vested DSUs that were granted under the Vulcan Deferred Stock Plan for Non-Employee Directors, which would be settled if the plan were terminated or the holder ceased to be a member of the board of directors of Vulcan. Notwithstanding the terms of the applicable Plan, pursuant to the terms of the Merger Agreement, all DSUs held by a non-employee director or executive officer, whether vested or unvested, would be canceled at the effective time of the Second-Step Merger and settled with a number of shares of Martin Marietta Common Stock equal to (a) the number of shares of Vulcan Common Stock underlying the holder's DSUs, multiplied by (b) 0.50.

        The following table summarizes the number of unvested DSUs held by each of the ten non-employee directors and seven executive officers of Vulcan that would become vested, and the estimated value of the Martin Marietta Common Stock into which such DSUs would be converted, if the Offer had been completed and the Second-Step Merger had been consummated on December 13,

2011. These estimates are based on the average closing price of Martin Marietta Common Stock for the first five trading days following December 12, 2011 ($73.58).

Non-Employee Directors and Executive Officers	Number of Shares of Vulcan Common Stock Underlying Unvested DSUs	Value of Consideration for DSUs ($)
Donald M. James	28,291	1,040,789
Philip J. Carroll, Jr.	10,011	368,268
Phillip W. Farmer	10,011	368,268
H. Allen Franklin	10,011	368,268
Ann McLaughlin Korologos	7,734	284,534
Douglas J. McGregor	10,011	368,268
Richard T. O'Brien	6,190	227,730
James T. Prokopanko	4,131	151,943
Donald B. Rice	10,011	368,268
Vincent J. Trosino	10,011	368,268
Kathleen Wilson-Thompson	4,131	151,943
Daniel F. Sansone	2,973	109,340
Danny R. Shepherd	4,304	158,344
Robert A. Wason IV	2,489	91,534
Other Executive Officers (as a group)	4,927	181,228

Treatment of Performance Share Units

        As of December 13, 2011, the seven executive officers of Vulcan held an aggregate of 250,920 performance share units ("PSUs"). The non-employee directors do not hold PSUs. Pursuant to the terms of the applicable Plan, all unvested PSUs held by the executive officers of Vulcan would become fully vested upon a change in control of Vulcan and be payable based on the actual performance of Vulcan through December 31 of the year in which the change in control occurred. Pursuant to the terms of the Merger Agreement, all PSUs held by an executive officer would be converted into a performance stock unit with respect to a number of shares of Martin Marietta Common Stock (rounded down to the nearest whole share) equal to (a) the number of shares of Vulcan Common Stock underlying the holder's PSUs, multiplied by (b) 0.50.

        The table below summarizes the number of unvested PSUs held by each of the Vulcan executive officers that would become vested if the Offer had been completed on December 13, 2011, and the value of the Martin Marietta Common Stock underlying the performance share unit into which such PSUs would be converted, if the Second-Step Merger had been consummated on December 13, 2011. The estimated values below assume the achievement of target performance goals and are based on the average closing price of Martin Marietta Common Stock for the first five trading days following December 12, 2011 ($73.58).

Executive Officers	Number of Shares of Vulcan Common Stock Underlying Unvested PSUs	Value of Consideration for PSUs ($)
Donald M. James	128,560	4,729,722
Daniel F. Sansone	34,350	1,263,737
Danny R. Shepherd	32,390	1,191,628
Robert A. Wason IV	17,650	649,344
Other Executive Officers (as a group)	37,970	1,396,917

Treatment of Restricted Shares

        As of December 13, 2011, three non-employee directors of Vulcan held an aggregate of 6,609 shares of restricted Vulcan Common Stock ("Restricted Shares"). The executive officers of Vulcan do not hold Restricted Shares. Upon a change in control of Vulcan, all Restricted Shares held by the non-employee directors of Vulcan would become vested if the plan were terminated or the holder ceased to be a member of the board of directors of Vulcan. Pursuant to the Merger Agreement, each share of Vulcan Common Stock, which includes the Restricted Shares, would be converted into 0.50 shares of Martin Marietta Common Stock.

        The following table summarizes the number of Restricted Shares held by each of the three non-employee directors of Vulcan that hold Restricted Shares that would become vested if the Second-Step Merger had been consummated on December 13, 2011 and the holders ceased to be members of the Vulcan board of directors, and the value of the Martin Marietta Common Stock into which such Restricted Shares would be converted if they were treated like other shares of Vulcan Common Stock. The estimated values below are based on the average closing price of Martin Marietta Common Stock for the first five trading days following December 12, 2011 ($73.58).

Non-Employee Directors	Number of Vulcan Restricted Shares	Value of Consideration for Vulcan Restricted Shares ($)
H. Allen Franklin	4,835	177,843
Douglas J. McGregor	1,453	53,419
Vincent J. Trosino	321	11,773

Other Potential Payments Upon Change in Control

        See "Item 8. Additional Information—Information Regarding Golden Parachute Compensation" below for information regarding the potential payments upon a change in control of Vulcan to its named executive officers. In addition to the change in control employment agreements described therein, Vulcan is also party to substantially similar agreements with each of its other three executive officers, except John R. McPherson, Vulcan's senior vice president for strategy and business development, whose change in control employment agreement varies in the following respects: (a) the lump sum severance payment does not include a component based on the aggregate value of annual long-term incentive awards; (b) the payment with respect to additional retirement benefits does not include benefits under any defined benefit retirement plan; and (c) the agreement provides for a modified cutback of severance compensation and benefits for purposes of avoiding excise taxes under Section 4999 of the Internal Revenue Code if such reduction would result in a greater after-tax benefit to the executive.

        The change in control employment agreements were originally entered into on the following dates (and were amended in 2008 in order to comply with changes to the Internal Revenue Code): Messrs. James, Wason, Houston and Khan, on February 10, 2000; Mr. Sansone on June 9, 2005; and Mr. Shepherd on May 1, 2002. Mr. McPherson's agreement was entered into on October 7, 2011 in connection with his commencement of employment with Vulcan. The change in control employment agreements are filed as Exhibits (e)(16), (e)(17) and (e)(18) to this Statement and incorporated herein by reference.

        In addition, Mr. McPherson is entitled to serve as a consultant pursuant to a springing consulting agreement in the event that Vulcan terminates his employment without cause or he terminates his employment for any reason following a change in control. In the event that Mr. McPherson's employment is terminated under such circumstances, pursuant to the consulting agreement, Vulcan has agreed to retain him as a consultant for three years thereafter. Mr. McPherson would be expected to provide 400 hours of services annually for which he would be entitled to compensation at a rate of $43,333 per month. In connection with his services as a consultant, Mr. McPherson would be subject to covenants regarding the use of confidential information. Vulcan may terminate the consulting agreement for cause or if Mr. McPherson dies or becomes disabled. The consulting agreement is filed as Exhibit (e)(19) to this Statement and incorporated herein by reference.

Non-Employee Directors' Compensation

        Under the Vulcan director compensation program, only directors who are not employees of Vulcan receive compensation for their services as directors, as follows:

Annual Retainer Fee	$45,000
Meeting Fee	$5,000	Per board meeting attended in person.
Telephonic or Written Consent Fee	$1,500	Per board meeting or committee meeting attended telephonically or action by written consent.
Presiding Director Meeting Fee	$1,500	Per board meeting.
Audit Committee Chairman Annual Retainer Fee	$20,000
Compensation Committee Chairman Annual Retainer Fee	$10,000
Other Committee Chairman Annual Retainer Fee	$5,000
Committee Member Meeting Fee	$3,000	Per committee meeting attended in person.
Deferred Stock Unit Grant	1,803	Reflects 2010 grant; 2,250 units granted in 2011

        Fees may be taken in cash or may be deferred, pursuant to Vulcan's Director Deferred Compensation Plan, for specified periods or until the directors cease to serve on the Vulcan Board. Deferred fees, at the election of the director, are either credited with interest at prescribed rates or converted into a number of deferred stock units equivalent to the number of shares of Vulcan Common Stock (based on the market price at the time of deferral) that could be purchased with the amount deferred.

        The deferred stock unit grants become non-forfeitable on the third anniversary of the grant; however, payment is deferred until the director ceases to serve on the Vulcan Board or a change in control occurs.

        The directors' deferred stock units and fee deferral plan contain provisions for accelerating payment in the event a director's service terminates due to a change in control.

Indemnification of Directors and Officers

        Vulcan is organized under the laws of the State of New Jersey. Section 14A:3-5(2) of the NJBCA provides that a New Jersey corporation has the power to indemnify its directors, officers, employees or agents of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee, or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent (each, a "corporate agent"), against his expenses and liabilities in connection with any proceeding involving such corporate agent by reason of his being or having been a corporate agent, other than a proceeding by or in the right of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful.

        Section 14A:3-5(3) of the NJBCA provides that a New Jersey corporation has the power to indemnify a corporate agent against his expenses in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason of his being or having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that a court determines upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity.

        Further, Section 14A:3-5(4) of the NJBCA provides that a New Jersey corporation must indemnify a corporate agent against expenses to the extent that such corporate agent has been successful on the merits or otherwise in a proceeding referred to in the statutes described in the immediately preceding two paragraphs or in defense of any claim, issue or matter therein.

        Any indemnification under Section 14A:3-5(2) of the NJBCA and, unless ordered by a court, under Section 14A:3-5(3), may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct set forth in Section 14A:3-5(2) or in Section 14A:3-5(3). Unless otherwise provided in the certificate of incorporation or bylaws, such determination shall be made: (a) by the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or (b) if such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or (c) by the shareholders if the certificate of incorporation or bylaws or a resolution of the board of directors or of the shareholders so directs.

        Expenses incurred by a corporate agent in connection with a proceeding may be paid by the corporation before the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified.

        The power to indemnify and pay expenses under the NJBCA does not exclude any other rights, including the right to be indemnified against liabilities and expenses incurred in proceedings by or in the right of the corporation, to which a corporate agent may be entitled to under a certificate of incorporation, bylaw, agreement, vote of shareholders, or otherwise; provided that no indemnification is permitted to be made to or on behalf of such corporate agent if a judgment or other final adjudication adverse to such corporate agent establishes that his acts or omissions were in breach of his duty of loyalty to the corporation or its shareholders, were not in good faith or involved a knowing violation of the law, or resulted in receipt by such corporate agent of an improper personal benefit.

        Vulcan's Amended and Restated Bylaws require that Vulcan's directors, officers, employees and agents be indemnified to the fullest extent permitted and in the manner provided by and the circumstances described in the NJBCA. Vulcan's Restated Certificate of Incorporation provides that a director and officer shall be relieved of liability for breach of any duty owed as director or officer to Vulcan or any of its shareholders, except to the extent that such relief from liability is not permitted under the NJBCA, as the same currently exists or may be amended, or under any revision to the NJBCA or any successor statute. The NJBCA, as currently in effect, does not permit such relief from liability for breaches of duty based upon an act or omission in breach of the director's duty of loyalty, not in good faith or involving a knowing violation of law, or resulting in the receipt by the director of an improper personal benefit. Further, Vulcan's Restated Certificate of Incorporation provides that its directors and officers are not relieved from liability for any acts or omissions occurring before May 6, 1988.

        In addition, Vulcan maintains insurance on behalf of its directors and executive officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

        Vulcan has entered into indemnification agreements with each of its directors that are intended to assure the directors that they will be indemnified to the fullest extent permitted by New Jersey law.

Item 4.    The Solicitation or Recommendation

Solicitation/Recommendation

        After careful consideration, including review of the terms and conditions of the Offer in consultation with Vulcan's financial and outside legal advisors, the Vulcan Board, by unanimous vote at a meeting on December 19, 2011, determined that the Offer is not in the best interests of Vulcan's shareholders. Accordingly, for the reasons described in more detail below, the Vulcan Board unanimously recommends that Vulcan's shareholders reject the Offer and NOT tender any of their shares of Vulcan Common Stock to Martin Marietta pursuant to the Offer. Please see "—Reasons for Recommendation" below for further detail.

        If you have tendered any of your shares of Vulcan Common Stock, you can withdraw them. For assistance in withdrawing your shares of Vulcan Common Stock, you can contact your broker or Vulcan's information agent, MacKenzie Partners, Inc., at the address and phone number below:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Telephone: (212) 929-5500 (Call Collect)
or
 Call Toll-Free (800) 322-2885

Email: vulcan@mackenziepartners.com

        A copy of the press release relating to the recommendation of the Vulcan Board that Vulcan's shareholders reject the Offer and not tender any of their shares of Vulcan Common Stock to Martin Marietta pursuant to the Offer is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

Background of the Offer and Reasons for Recommendation

Background of the Offer

Background

        Vulcan and its Board of Directors periodically review and assess industry developments, competitive positioning and strategic and operational alternatives that may be available to enhance shareholder value. In the course of these reviews, Vulcan periodically consults with its outside legal and financial advisors. Vulcan and Martin Marietta are, and have been for many years, the two largest U.S. producers of construction aggregates, which encompasses products such as crushed stone, sand and gravel. Vulcan is the nation's largest producer of such aggregates, a major producer of asphalt mix and concrete and a leading producer of cement in Florida. As further discussed below, Vulcan and Martin Marietta have, from time to time, discussed potential commercial and strategic transactions with each other.

        On three occasions between 2002 and 2006, Donald M. James, Vulcan's Chairman and Chief Executive Officer, met with Stephen P. Zelnak, Jr., then Martin Marietta's Chairman and Chief Executive Officer, to discuss the merits of a possible combination of Vulcan and Martin Marietta. Mr. James updated the Vulcan Board on the progress of these discussions on an ongoing basis.

        The final meeting between Mr. Zelnak and Mr. James relating to a potential combination of Martin Marietta and Vulcan took place in Birmingham, Alabama in late 2006. Mr. Zelnak and Mr. James discussed a potential transaction structured as a merger of equals, at an exchange ratio based on the market price of the respective shares at the time of signing. Mr. Zelnak and Mr. James also discussed the potential difficulties involved in obtaining regulatory approval with respect to the potential transaction in light of the significant geographic overlap in their respective operations.

        Mr. Zelnak and Mr. James also discussed a possible management structure for the combined company in which Mr. Zelnak and Mr. James would share executive responsibilities. Mr. Zelnak stated his belief that C. Howard Nye, who had recently been hired as President and Chief Operating Officer of Martin Marietta, would be severely disappointed if he were not the President and Chief Operating Officer of the combined company. Mr. James stated that such a management structure involving Mr. James, Mr. Zelnak and Mr. Nye would be top-heavy and unwieldy, and would be perceived as unbalanced between Vulcan and Martin Marietta.

        None of these discussions with Mr. Zelnak progressed beyond initial conversations.

        In February 2007, Vulcan entered into an agreement to acquire Florida Rock Industries, Inc., a leading producer of construction aggregates, cement, concrete and concrete products in the Southeast and Mid-Atlantic states. Vulcan consummated the acquisition of Florida Rock in November 2007 following extensive engagement with the U.S. Department of Justice, which resulted in the divestiture by Vulcan of a number of aggregates operations, including four quarries and a "greenfield" site in the Atlanta area and a quarry in Chattanooga, Tennessee that were transferred to Martin Marietta.

        From April 22, 2010 through June 27, 2011, Mr. James and Mr. Nye, the new Chief Executive of Martin Marietta, held a number of discussions concerning a potential combination between Vulcan and Martin Marietta, as detailed below. During this time, Mr. Nye and Martin Marietta's financial advisors periodically reached out to Vulcan's financial advisors to discuss the potential business combination.

        On April 22, 2010, shortly after Mr. Nye had become Chief Executive Officer of Martin Marietta, Mr. James and Mr. Nye met in Washington, D.C. to discuss various topics relating to a potential combination between Vulcan and Martin Marietta. Mr. James proposed a potential transaction structured as a merger of equals in which Martin Marietta shareholders would receive Vulcan Common Stock in an exchange ratio based on the relative market prices calculated over an agreed historical time period. At the time of this meeting, the exchange ratio based on the then-current trading prices of each stock would have been 1.72 shares of Vulcan Common Stock for each share of Martin Marietta Common Stock.

        Mr. James and Mr. Nye also discussed the potential issues that would be anticipated to arise with respect to obtaining required antitrust approvals for the proposed transaction, including potential overlaps in assets and markets between Vulcan and Martin Marietta. Mr. James and Mr. Nye discussed the fact that it could be difficult to sell a large quantity of assets in the then-depressed construction market on the timeline that they would expect to be mandated by the U.S. Department of Justice and the Federal Trade Commission in connection with the antitrust approval process. The discussion also included concerns regarding forced divestiture of assets at unattractive valuations and how the impact of the divestiture process, including with respect to cash tax costs and loss of quality assets to competitors, would impact the value of the combined entity and cash margins going forward. Mr. James described Vulcan's experience in dealing with the Department of Justice on the Florida Rock transaction and noted that an analysis of a transaction between Martin Marietta and Vulcan was unlikely to be less rigorous. Mr. James noted that both the U.S. Department of Justice and the Federal Trade Commission had recently publicly suggested the "hold separate" process should be severely limited for acquirers, which development could put additional stress and time pressure on a sale process for any overlapping assets required to be divested.

        Mr. James proposed that, as an alternative to divestitures via sale to third parties, the parties explore a potential spin-off of a newly created vehicle which would hold any assets that were required to be divested, a transaction that could be tax-free to Vulcan and Martin Marietta's existing shareholders. The potential for minimizing the significant cash tax costs that would result from taxable divestitures made such an approach an intriguing possibility for managing the regulatory obstacles in an economically efficient manner. Mr. James suggested that certain executives of Vulcan and Martin Marietta might be willing to remain with and manage the divested entity following the spin-off. Mr. Nye and Mr. James agreed to convene a working group, including the general counsels of each of Martin Marietta and Vulcan and each company's respective outside antitrust advisors, to review the potential antitrust approval process for the proposed transaction and to propose potential solutions to any anticipated issues.

        Mr. Nye and Mr. James also discussed at this meeting the need to create a process to identify and calculate synergies from the potential transaction in a way that was both realistic and credible.

        Mr. James proposed that, following the potential combination, Mr. Nye and Mr. James share executive authority for the combined company, with all operational units reporting to Mr. Nye and corporate staff functions reporting to Mr. James. Mr. James stated his belief that this structure would be most conducive to a successful integration of the two companies, in part due to Mr. Nye's then very short tenure as the chief executive officer of a public company, and offered to retire from the chief executive officer role at the conclusion of this integration process. Mr. Nye rejected this proposal, stating that the Martin Marietta board would require Mr. Nye to immediately become the chief executive officer of the combined company.

        Mr. James and Mr. Nye also discussed at the same meeting potential names and headquarters locations for the combined company.

        At the conclusion of the April 22, 2010 meeting, Mr. Nye and Mr. James agreed to continue discussions regarding the potential transaction at a later date. Following this meeting, Mr. Nye and Mr. James spoke periodically regarding next steps in the discussion process.

        On May 3, 2010, Martin Marietta and Vulcan entered into a letter agreement that provided for the confidentiality of information exchanged between the parties, limitations on the use of information and other terms.

        On May 11, 2010, Mr. Nye and Mr. James spoke further by telephone regarding a potential combination of Vulcan and Martin Marietta. During this conversation, Mr. Nye and Mr. James discussed the appropriate exchange ratio in a potential stock-for-stock transaction. Mr. Nye indicated that Martin Marietta would require a premium over the at-the-market exchange ratio between the two companies. Mr. James reiterated Vulcan's position that any transaction should be done at an at-the-market exchange ratio, with potential benefits of the transaction accruing equally to both companies' shareholders through post-merger synergies. At the time of this telephone conversation, the at-the-market exchange ratio was 1.67 shares of Vulcan Common Stock for each share of Martin Marietta Common Stock.

        Mr. Nye and Mr. James revisited their earlier discussions regarding the process of estimating synergies that would arise from a combination of Martin Marietta and Vulcan, including an analysis of cost reductions each company had previously achieved, or could achieve in the future, in the absence of a transaction. Mr. Nye and Mr. James agreed to delegate responsibility for identifying and calculating such potential synergies to Anne Lloyd, the Chief Financial Officer of Martin Marietta, and Dan Sansone, the Chief Financial Officer of Vulcan.

        On May 14, 2010, at a regularly scheduled meeting of the Vulcan Board, Mr. James updated the Vulcan Board on his initial discussions with Mr. Nye. The Vulcan Board suggested that Mr. James continue his discussions with Mr. Nye to determine if a transaction was possible on terms the Vulcan Board would consider attractive.

        Mr. James and Mr. Nye continued to speak to each other periodically during May 2010 regarding the process of evaluating a potential transaction, and agreed to authorize members of their respective legal and financial teams to further explore some of the issues related to a potential business combination.

        On May 19, 2010, representatives of Vulcan, Martin Marietta and their respective counsels met in New York, New York to explore the size and nature of possible asset divestitures in any transaction, and in particular the feasibility of accomplishing any such divestitures through a tax-efficient structure. Present at the meeting were Robert Wason, general counsel of Vulcan, representatives of Vulcan's tax department, Roselyn Bar, general counsel of Martin Marietta, and representatives of Wachtell, Lipton, Rosen & Katz, which we refer to as Wachtell Lipton, Vulcan's counsel, Skadden, Arps, Slate, Meagher & Flom, Martin Marietta's counsel, and McDermott Will & Emery, which we refer to as McDermott, Martin Marietta's antitrust counsel. The parties agreed that the meeting was pursuant to an oral common interest, joint defense and confidentiality agreement, to be memorialized in a signed writing as soon as possible. A written common interest, joint defense and confidentiality agreement was signed by the general counsels of Martin Marietta and Vulcan, as well as outside antitrust counsel for each on May 26, 2010, dated as of May 18, 2010 per agreement of the parties. Attendees at the May 19, 2010 meeting discussed the potential issues that might arise in an antitrust review of a combination between Martin Marietta and Vulcan, tax-related issues that might arise from any mandated divestitures, and alternative structures that might be available for a spin-off of the assets to be divested. The teams identified several issues as requiring further evaluation, and agreed to continue their work.

        On May 24, 2010, antitrust attorneys from McDermott met with antitrust attorneys from Wachtell Lipton in New York, New York to analyze the potential antitrust issues on a market, quarry, pit and yard level. The attorneys shared their respective clients' proprietary and competitively sensitive data, as well as the attorneys' work product and legal analyses. The purpose of the meeting was to arrive at a joint, detailed analysis of the antitrust risk presented by a potential merger of Martin Marietta and Vulcan. Representatives of McDermott forwarded proposed lists of properties at risk of having to be divested to Wachtell Lipton shortly after the meeting.

        On May 25, 2010, Ms. Lloyd and Mr. Sansone met in Atlanta to discuss the process of evaluating potential cost synergies that could be achieved by a combined company. Ms. Lloyd sent Mr. Sansone Martin Marietta's revised initial synergy estimate, which did not include any supporting detail and appeared to have been developed based on an estimate of the order of magnitude of synergies which might be anticipated for a strategic merger involving companies of the approximate size and type of Vulcan and Martin Marietta. Mr. Sansone suggested, and Ms. Lloyd agreed, that specific operating and organizational plans for a combined company should be used in a more rigorous process to develop a more reliable estimate. Mr. Sansone and Ms. Lloyd discussed the appropriate methodology to continue their evaluation, and agreed on a series of next steps, including involving their respective corporate controllers in the process.

        On May 26, 2010, representatives of Wachtell Lipton and representatives of McDermott participated in a telephone conversation with representatives of the U.S. Department of Justice regarding the feasibility of a spin-off of any assets required to be divested in connection with a potential transaction.

        After further evaluation of this option, including consideration of tax-related issues and discussions of the guidance received from the Department of Justice, Vulcan concluded that the spin-off option would not be viable and that as a result, any assets required to be divested in connection with a transaction would have to be sold to third parties in a taxable transaction in the short timeframe mandated by the antitrust agencies.

        On June 4, 2010, in connection with the follow-up work from the May 26 meeting, after exchanging drafts and comments, McDermott and Wachtell Lipton subsequently agreed on a final list of properties at high risk of divestiture and agreed to forward such list to their respective clients.

        On June 16, 2010, Mr. Nye and Mr. James met in New York, New York where both were in attendance at investor conferences to continue their discussions regarding a possible combination of Vulcan and Martin Marietta. At this meeting, Mr. James advised Mr. Nye that at the current at-the-market exchange ratio and in light of the conclusions of the team analyzing potential divestiture options, a proposed merger of equals was financially unattractive to Vulcan unless there were substantial tangible synergies achievable in the proposed transaction beyond the cost reductions that Vulcan believed it could achieve on its own that would offset the anticipated costs and impact on the combined company from mandated asset divestitures. At the time of this meeting, the exchange ratio had moved in favor of Martin Marietta to 1.95 shares of Vulcan Common Stock for each share of Martin Marietta Common Stock.

        At this meeting, Mr. James informed Mr. Nye that Vulcan no longer believed a spin-off was a viable divestiture option, and of his concerns regarding the potential realizable sale prices for divested assets that would consequently have to be sold to third parties. In addition, Mr. James expressed concern with the potential tax consequences of such sales. Mr. James and Mr. Nye discussed potential buyers for assets that might need to be divested and how such transactions might be accomplished. Mr. James reported on the difficulty Vulcan experienced in selling a relatively smaller pool of assets in the Florida Rock transaction in the timeframe mandated by the U.S. Department of Justice.

        Mr. Nye and Mr. James also discussed the status of the synergy evaluation process being led by Ms. Lloyd and Mr. Sansone and the tax evaluation process.

        During the same meeting, Mr. Nye reiterated his position that the Martin Marietta board of directors would require that Mr. Nye immediately be named the CEO of the combined company. Mr. James repeated his suggestion from the April 22, 2010 meeting that a transitional management structure with Mr. Nye and Mr. James sharing executive responsibilities would be a more appropriate arrangement to get through the transition and integration of the two companies.

        On July 9, 2010, at a regularly scheduled meeting of the Vulcan Board, Mr. James updated the Vulcan Board in executive session on the status of his discussions with Martin Marietta. Mr. James and Mr. Nye continued to speak periodically during this period about the process of evaluating a potential transaction.

        On October 3, 2010, Mr. Nye and Mr. James met briefly at an industry event in San Diego, California. Mr. James informed Mr. Nye that, based on current trading prices, a transaction at an at-the-market exchange ratio remained unattractive to Vulcan unless there were specific, rigorously developed synergy estimates available that would make the transaction more beneficial to Vulcan shareholders. At the time of this meeting, the exchange ratio based on the then-current trading prices of each stock would have been 2.08 shares of Vulcan Common Stock for each share of Martin Marietta Common Stock. Mr. Nye and Mr. James agreed that the synergy work being done by Ms. Lloyd and Mr. Sansone should be completed as soon as possible in order to further their discussions. Mr. Nye suggested that Mr. James consider deferring internal cost reductions by Vulcan so that such savings could be counted as synergies from the potential transaction. Mr. James did not agree to this request.

        On October 8, 2010, Mr. James updated the Vulcan Board of Directors in executive session on the status of discussions with Martin Marietta.

        On October 21, 2010, Ms. Lloyd, Mr. Sansone, Dana Guzzo, the controller and chief accounting officer of Martin Marietta, and Ejaz Khan, the controller, chief accounting officer and chief information officer of Vulcan, met to continue the process of estimating potential cost synergies from a combination of Vulcan and Martin Marietta. The participants agreed to continue their work using additional agreed-upon procedures in order to permit more targeted analysis.

        On November 13, 2010, Mr. Nye and Mr. James met in Raleigh, North Carolina, to continue their discussions, including a discussion of possible approaches to arrive at a workable exchange ratio (given that the current market ratio had moved to 2.12 shares of Vulcan Common Stock for each share of Martin Marietta Common Stock based on then-current trading prices). Mr. James and Mr. Nye discussed whether there could be possible solutions to mitigate potential loss of value related to asset divestitures that might be required in order to obtain antitrust approval of the proposed transaction.

        Mr. James proposed a potential allocation of executive responsibilities by function rather than by title between Mr. James and Mr. Nye, in the interests of most effectively managing the transition and integration phase of the transaction, and discussed possible options with respect to the composition of the board of the combined company.

        Mr. Nye and Mr. James also discussed the status of the synergy estimate being prepared by Ms. Lloyd and Mr. Sansone, and agreed to meet again after the estimate had been prepared.

        On December 10, 2010, Mr. James updated the Vulcan Board of Directors in executive session on the status of discussions with Martin Marietta.

        On March 8, 2011, Mr. Sansone, Mr. Khan, Ms. Lloyd and Ms. Guzzo met to further discuss the potential cost synergies that might be realized from a business combination. Based on their work to date, the parties agreed that there were potential cost savings of approximately $101 million that could result from organizational consolidation, reduction of headcount, and elimination of redundant functions. The parties further agreed that there were efficiencies in Vulcan's existing procurement practices relative to Martin Marietta's existing practices that could result in approximately $15 million to $25 million in cost savings. The parties agreed on a list of additional types of potential cost savings to be analyzed at a later date, to which they agreed to attribute $10 million to $25 million in potential synergies as a placeholder estimate. Based on their work to date, the parties agreed to report to their respective chief executive officers that there were likely total possible synergies of between $125 million and $150 million, including the $10 million to $25 million placeholder estimate for potential additional synergies that might be subsequently identified. Ms. Lloyd stated a belief that further plant production cost savings may have been available related to operational expenses. Mr. Sansone questioned whether significant synergies were achievable in this area, and suggested that each company involve an executive with operational expertise in the synergy estimation process in order to permit informed analysis of any such potential synergies. Ms. Lloyd agreed to discuss the matter with Mr. Nye.

        Following the meeting on March 8, 2011, Ms. Lloyd sent Mr. Sansone a revised estimate of total potential synergies of $175 million, including an additional estimated amount based on Martin Marietta's application of a fixed percentage reduction to the existing spending levels of each of Vulcan and Martin Marietta.

        Mr. Sansone subsequently informed Mr. James of the agreed-upon estimate of between $125 million and $150 million, and informed him of Martin Marietta's proposal that an estimate of $175 million be substituted for the agreed estimate. The difference between the agreed upon range of synergies and the $175 million proposed by Ms. Lloyd represented the amount necessary to achieve a predetermined percentage reduction in expenses. Mr. Sansone stated that he was unable to support Martin Marietta's proposed higher estimate, based on the work done as of such date.

        On April 5, 2011, Mr. James and Mr. Nye met in New York, New York, where both were attending investor conferences, to continue their discussions. Mr. James observed that the at-the-market exchange ratio (then equal to 1.95 shares of Vulcan Common Stock for each share of Martin Marietta Common Stock) was still not at a level that made an at-the-market deal financially attractive to Vulcan, in light of the current estimate of potential synergies and the potential required asset divestitures. Mr. James also reiterated his ongoing concerns about the risks and costs of potentially mandated asset divestitures of high-quality assets, including the large tax costs, loss of cash margins, and the unfavorable terms Vulcan and Martin Marietta might be forced to accept in order to sell the affected assets in the mandated timeframe.

        Mr. James informed Mr. Nye that he believed the best available estimate of potential cost synergies was between $125 million to $150 million, based on the report from Mr. Sansone, and that Vulcan disagreed with Martin Marietta's suggestion to increase the number based on additional estimated percentage reductions which were not supported by any specific analysis. Mr. James and Mr. Nye also discussed the level of cash costs arising from the transaction, including the hundreds of millions in cash taxes from the sale of assets and other costs that could be paid by both companies in connection with a potential transaction.

        Mr. Nye and Mr. James again discussed appropriate allocation of management responsibilities between Vulcan executives and Martin Marietta executives, including the allocation of staff functions and operating functions between Mr. James and Mr. Nye through the transition period. They also continued to discuss the appropriate composition of the board of directors of the combined company through the transition period.

        Mr. James and Mr. Nye had additional telephone conversations following the March 18, 2011 meeting, including a call on April 19, 2011, which included further discussion of potential management structures of a combined company, during which Mr. Nye continued to assert that the Martin Marietta board of directors would insist that Mr. Nye be the initial chief executive officer of the combined company.

        On April 26, 2011, Mr. Nye and Mr. James spoke by telephone. Mr. James informed Mr. Nye that the current at-the-market exchange ratio of 2.07 shares of Vulcan Common Stock for each share of Martin Marietta Common Stock was still not acceptable to Vulcan, in light of all other facts regarding a potential transaction. Mr. James reminded Mr. Nye of Vulcan's experience with required divestitures within a government-mandated timeframe in connection with the Florida Rock transaction, and Mr. Nye and Mr. James discussed possible means to mitigate value loss from potential mandated asset divestitures.

        Based on Vulcan's experience following two prior public company mergers, Mr. James suggested that the parties plan to form a dedicated integration team in connection with any transaction, which team would remain in place for 24 months following the transaction closing to focus on building regional management teams and integrating key operational and administrative functions. Mr. James further suggested a shared management structure in which Mr. Nye would manage all of the combined company's operating businesses following a business combination, as well as business development, operations support and investor relations, with Mr. James managing the remaining staff functions. Mr. Nye maintained that the Martin Marietta board of directors would require that he be the CEO of the combined company immediately upon closing.

        On May 13, 2011, at a regularly scheduled meeting of the Vulcan Board, Mr. James updated the Vulcan Board in executive session on the status of discussions with Martin Marietta.

        On June 27, 2011, Mr. James and Mr. Nye met in Atlanta to continue discussions regarding a potential transaction. Mr. James advised Mr. Nye that Vulcan did not consider a transaction to be beneficial to Vulcan shareholders at the current at-the-market exchange ratio (then 2.07 shares of

Vulcan Common Stock for each share of Martin Marietta Common Stock), in light of all the current circumstances. Mr. Nye reiterated his position that Martin Marietta would only be interested in a transaction in which Martin Marietta shareholders received a premium to the at-the-market exchange ratio, which Mr. James said was not of interest to Vulcan. Mr. Nye informed Mr. James that he would be willing to agree to allow Mr. James to serve as the chief executive officer of the combined company for a one-year period, after which Mr. Nye would succeed him.

        Mr. James reiterated his continuing concern with the potential impact of mandated asset divestitures under then-current market conditions. In addition, Mr. James stated his belief that a significant portion of the value of the potential synergies identified by Ms. Lloyd and Mr. Sansone's team could be achieved by Vulcan on a stand-alone basis for Vulcan shareholders, and that the remaining identified synergies were not sufficient to make a deal financially viable from Vulcan's perspective in light of the other factors impacting value.

        Mr. James informed Mr. Nye that he did not believe further discussions at such time were likely to resolve the open issues. Mr. Nye asked Mr. James to call him to resume discussions if Vulcan's position changed. Mr. James said that he would do so.

        From time to time following the June 27, 2011 meeting, Mr. James and Mr. Nye have encountered each other at various industry conferences or other events and have spoken to each other with respect to matters unrelated to a combination of Vulcan and Martin Marietta. Mr. James and Mr. Nye have also had discussions about various transactions, including ordinary course sales of assets, in each case unrelated to a combination of Vulcan and Martin Marietta.

        On July 8, 2011, at a regularly scheduled meeting of the Vulcan Board, Mr. James reported to the Vulcan Board in executive session that the discussions with Martin Marietta had ceased because Vulcan and Martin Marietta were unable to reach agreement on an exchange ratio that was financially attractive in light of the estimated potential synergies and expectations around the antitrust approval process and related impact on the business.

        On October 12, 2011, Martin Marietta announced that it had entered into a definitive agreement with Lafarge North America Inc. for an exchange of assets, pursuant to which Lafarge would receive cash and quarries and distribution yards operated by Martin Marietta along the Mississippi River and Martin Marietta would receive aggregates quarry sites, ready mixed concrete and asphalt plants, and a road paving business in the metropolitan Denver, Colorado region.

        On December 9, 2011, at a regularly scheduled meeting of the Vulcan Board, the Vulcan Board approved a plan to reduce costs by restructuring Vulcan's operating divisions. These restructuring measures had been previously considered at a regularly scheduled meeting of the Vulcan Board on October 14, 2011.

        On December 12, 2011, Martin Marietta commenced the unsolicited Offer and initiated litigation proceedings against Vulcan in Delaware and New Jersey. On the same date, Mr. Nye delivered a letter to Mr. James and the Vulcan Board advising them of the Offer, the key aspects of the proposal and the reasons therefor. Martin Marietta also delivered to Vulcan a proposed form of merger agreement and submitted various other requests.

        Later in the morning of December 12, Vulcan issued a press release requesting that its shareholders take no action in response to the Offer and informing its shareholders that the Vulcan Board, in consultation with its independent financial and legal advisors, intended to advise shareholders of its recommendation regarding the Offer within ten business days by making available to shareholders and filing with the SEC a solicitation/recommendation statement on Schedule 14D-9.

        In the afternoon of December 12, 2011, the Vulcan Board met by telephone to review the Offer and the actions taken by Martin Marietta with Goldman, Sachs & Co., which was retained as financial advisor to Vulcan (and which we refer to as Goldman Sachs), Wachtell Lipton and senior management. After a review of the day's developments and past discussions with Martin Marietta, preliminary discussion ensued as to the basic elements of the proposed Offer and next steps. The Board determined to reconvene telephonically on Friday, December 16 and then in person on Monday, December 19.

        On December 16, 2011, the Vulcan Board met by telephone with representatives of Wachtell Lipton and senior management to, among other things, review financial information, including five-year forecasts and related materials, prepared by Vulcan management, and to discuss litigation issues.

        On December 16, 2011, Vulcan filed a memorandum of law in opposition to Martin Marietta's order to show cause related to scheduling matters in the lawsuit proceeding in the Superior Court of New Jersey.

        On December 16, 2011, Martin Marietta notified Vulcan that they will be filing a Premerger Notification and Report Form pursuant to the HSR Act with respect to the Offer.

        On December 17, 2011, Mr. Nye delivered a letter to Mr. James and the Vulcan Board commenting on the memorandum of law filed by Vulcan in the Superior Court of New Jersey on December 16, 2011.

        On December 19, 2011, the Vulcan Board met in person to further review the Offer in consultation with its financial and legal advisors and determine its recommendation to shareholders. During this meeting Goldman Sachs discussed its financial analysis of the offer, and rendered an oral opinion to the Vulcan Board, subsequently confirmed in writing, that as of December 19, 2011 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Vulcan Common Stock (other than Martin Marietta and its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. After discussion and deliberation, the Vulcan Board unanimously determined that the Offer is not in the best interests of Vulcan and its shareholders. Accordingly, the Vulcan Board unanimously determined to recommend that the Vulcan shareholders reject the Offer and not tender their Vulcan Common Stock into the Offer. The full text of the written opinion of Goldman Sachs, dated December 19, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Vulcan Board in connection with the Vulcan Board's consideration of the Offer, and the opinion is not a recommendation as to whether or not any holder of Vulcan Common Stock should tender such shares of Vulcan Common Stock in connection with the Offer or any other matter.

        On December 19, 2011, Vulcan commenced litigation against Martin Marietta in the United States District Court for the Northern District of Alabama, Southern Division in connection with the Offer.

        On December 20, 2011, Vulcan answered Martin Marietta's complaint and filed counterclaims against Martin Marietta in the action pending in Delaware.

Reasons for Recommendation

        The Vulcan Board has unanimously concluded that the Offer is not in the best interests of Vulcan and its shareholders. Accordingly, shareholders are advised to reject the Offer and not tender their shares of Vulcan Common Stock.

        In reaching this conclusion and in making its recommendation, the Vulcan Board consulted with its financial and legal advisors and management and took into account numerous factors, including but not limited to the reasons described below.

(I)
The Offer is disadvantageous to Vulcan shareholders and substantially undervalues Vulcan and its future prospects.

        The Vulcan Board believes Vulcan is significantly better positioned than Martin Marietta to create shareholder value as the economy improves, that the proposed transaction would likely dilute rather than enhance value for Vulcan shareholders, and is skeptical of the purported financial benefits of a combination.

  •
  Vulcan's reserve positions and operating facilities are located in attractive markets that have a higher long-term growth potential than those of Martin Marietta.  Vulcan has strategic positions in high-growth markets. Population growth has been a primary driver of demand for construction aggregates, and the Vulcan Board believes Vulcan is well-positioned to take advantage of increases in population in the higher-growth areas of the U.S. As of December 2011, Vulcan has significant reserve positions and operating facilities serving eighteen of the top twenty-five metropolitan areas in the U.S. based on absolute population growth in the current decade, compared to less than ten for Martin Marietta. Vulcan's top five states in terms of revenue (California, Florida, Texas, Georgia and Virginia) are expected to account for 52% of absolute U.S. population growth between 2010 and 2020. Such strategic reserve and market positioning should enable Vulcan to more quickly benefit from increased activity in these regions, with a corresponding benefit to Vulcan shareholders. Vulcan's asset base and strategic position have been built over decades and would be immensely difficult to replicate, strengthening Vulcan's value proposition. The Vulcan Board is confident in Vulcan's ability to adapt to changing conditions because it has spent the requisite years building goodwill and reputation in the markets it serves and developing networks of quarries and distribution facilities to serve those markets.

  •
  Vulcan historically emerges from recessionary periods with significant upside.  Vulcan has consistently demonstrated an ability to capitalize on economic recoveries by growing rapidly and in a disciplined fashion while maintaining its profit margins. Vulcan achieved compound annual growth rates in operating earnings of 26%, 47%, and 21%, respectively, over four-year economic recovery periods beginning at the end of each of the recession years of 1982, 1991 and 2002. Vulcan's strong past performance in recovery periods is reflected in current Wall Street equity research analyst consensus forecasts for Vulcan and Martin Marietta. Based on such consensus forecasts, Vulcan's estimated EBITDA is projected to rise sharply by 68% between 2011 and 2013, while Martin Marietta's projected EBITDA growth is only 26% for the same period. Vulcan's volume recovery in same-store aggregates shipments has matched or exceeded the previous peak in every downturn in the last five economic cycles. The fact that the strength of Vulcan's volume recovery has been correlated with the depth of the decline in a given downturn shows how Vulcan has been able to capitalize on its strategic position to emerge even stronger after difficult economic times. Vulcan's business base includes segments such as cement and ready-mix concrete, which industry experts anticipate will rebound materially, and should contribute to a significant improvement in Vulcan's operating results, as private residential and non-residential construction spending rises.

    It is the Board's belief that Vulcan and its shareholders are poised to realize significant benefits as the economy emerges from the worst recession since the Great Depression, underscoring the opportunistic nature of the Offer. Over the short and long term, Vulcan's Board believes Vulcan is much better positioned than Martin Marietta is to reap the gains of economic recovery, and that the Offer would dilute, rather than enhance, those gains for Vulcan shareholders.

  •
  Vulcan has managed its aggregates business to greater unit profitability than Martin Marietta.  Vulcan has been able to maintain operating efficiencies in the face of significant declines in demand, evidencing Vulcan's disciplined approach. In the twelve months ended September 30, 2011,

    Vulcan's aggregates segment has generated $3.98 of cash gross profit per ton, $0.87 higher per ton as compared to Martin Marietta's aggregates segment due to achieving unit cash cost per ton of aggregates that is $0.69 per ton lower than Martin Marietta's.

    Reducing selling, administrative and general ("SAG") costs has also been a key focus for Vulcan. Over the past five years, Vulcan has reduced total SAG more than Martin Marietta has on an absolute basis, demonstrating Vulcan's commitment to cost savings.

  •
  The premium implied by the Offer is very low, and its realization is subject to significant uncertainty.  The premium to Vulcan shareholders based on the last closing prices of the two companies prior to the announcement of the Offer is approximately 9.3%. This premium offered is significantly lower than premiums offered in previous transactions in the construction materials industry. In addition, the value of the consideration that would be received in the Offer will decline if the market price of Martin Marietta common stock declines, and the failure of the combined company to achieve the results predicted by Martin Marietta would negatively impact Vulcan shareholders. As noted above, the Vulcan Board has significant concerns regarding Martin Marietta's growth prospects and future performance relative to Vulcan's.

(II)
The transaction proposed by Martin Marietta would not enhance shareholder value in the future.

        As discussed in the "—Background of the Offer" section above, the Vulcan Board had previously explored, and determined not to further pursue, a business combination with Martin Marietta. Due to several critical defects of the transaction proposed in the Offer, the proposed combination is not in the best interests of Vulcan and its shareholders on the terms proposed, and an acquisition of Vulcan by Martin Marietta would likely reduce, rather than enhance, shareholder value. The defects that erode the value of the Offer include the following considerations:

  •
  Value-destructive divestitures would harm the financial results of a combined company.  In order to clear antitrust review by the DOJ, the Vulcan Board believes, based on Vulcan's analysis and prior experiences, that the DOJ will insist on the divestiture of high-quality Vulcan assets located in key markets, likely at unattractive valuations due to market conditions and being implemented on a compressed sale timeline, resulting in reduced cash margins for the combined company and significant cash tax costs. Such divestitures are inevitable in a combination of the two largest U.S. producers of construction aggregates with overlapping markets in eleven states, and, in the Vulcan Board's view, the antitrust climate has only become more challenging since the earlier consideration of a potential business combination with Martin Marietta, increasing the likelihood of required divestitures. Notwithstanding Martin Marietta's claims of certainty that they will find willing buyers, required divestitures, implemented on a tight timeframe in the midst of an economic downturn and trough period for the industry, are likely to yield unattractive sales proceeds, as well as result in significant cash tax costs in light of the low tax basis in the assets.

  •
  Martin Marietta's projected synergy claims are aggressive and subject to substantial execution risks.  Vulcan management has significant experience with large-scale public company acquisitions and integration and has, in conjunction with Martin Marietta's management, rigorously analyzed at a granular level the savings realistically achievable in a combination with Martin Marietta. As a result, the Board views with significant skepticism Martin Marietta's new claims that annual cost synergies of between $200 to $250 million would be achieved from a combination of Vulcan and Martin Marietta. It is also the Board's view that some of the synergies realistically achievable in a business combination with Martin Marietta would be offset by the substantial loss of value resulting from DOJ divestitures. In addition, as Martin Marietta has acknowledged, the achievement of any meaningful synergies would also require incurring significant upfront costs, including significant employee severance costs, and be subject to integration and other execution risks.

  •
  Vulcan is achieving synergy benefits on a stand-alone basis.  A significant portion of the value of the realistically achievable synergies from a combination of Vulcan and Martin Marietta could be accomplished by the companies on a stand-alone basis. Vulcan is already executing on an ongoing plan to reduce overhead costs and increase operating efficiency. For example, Vulcan recognized, well prior to the commencement of the Offer, that restructuring its operating divisions could result in significant value to Vulcan shareholders and is in the process of consolidating its eight divisions into four operating regions. The Board had preliminarily reviewed this restructuring proposal, which management had begun developing earlier in the year, at its October 14, 2011 regularly scheduled meeting and approved the initiative on December 9, 2011 at the following regularly scheduled meeting. This restructuring of Vulcan is expected to generate ongoing annualized pre-tax cost savings of approximately $30 million, and is in addition to approximately $25 million in annual pre-tax overhead reductions already implemented in 2011. This restructuring will allow Vulcan to further leverage its significant recent investments in technology to replace Vulcan's legacy IT and financial reporting systems. The benefits from such technology investments are occurring and are expected to be fully realized beginning in 2013. The recent Board action and other cost reduction initiatives are expected to reduce future annual SAG costs by approximately $55 million when fully implemented by the beginning of 2013. As a result of all these actions, since the acquisition of Florida Rock Industries, Inc. in 2007, Vulcan will have reduced annual SAG by $118 million. Achieving such cost savings on a stand-alone basis benefits Vulcan shareholders without diluting and sharing the resulting value with shareholders of Martin Marietta.

  •
  The proposed transaction would have significant opportunity costs for Vulcan and its shareholders, potentially precluding or foreclosing other value-creating alternatives or initiatives.  Vulcan's asset base is unique and difficult to replicate, making Vulcan a particularly attractive partner to those seeking business opportunities in the industry. The proposed transaction would in the Vulcan Board's view restrict Vulcan's strategic flexibility to implement targeted, well-timed and value-enhancing initiatives, including asset sales, investments, business partnerships and other transactions.

(III)
The timing of the Offer is opportunistic, seeking to exploit cyclical lows.

        The Vulcan Board believes that the timing of the Offer is disadvantageous to Vulcan shareholders.

  •
  The Offer seeks to exploit a historic downturn in U.S. construction spending.  Both U.S. housing starts and private non-residential construction contract awards have declined sharply. U.S. residential housing starts, measured on an annual basis, peaked in the twelve months ended February 2006 and declined 73% through the twelve months ended September 30, 2011. Private non-residential construction contract awards, measured on a square footage and annual basis, peaked in the twelve months ended October 2007 and declined 69% through the twelve months ended September 30, 2011. While this sustained cyclical downturn has depressed Vulcan's stock price, Vulcan anticipates its earnings will rebound significantly as economic conditions and construction spending improve, as discussed in more detail above.

  •
  The timing of the Offer exploits a ten-year trough position in the trading prices of Vulcan Common Stock.  Martin Marietta chose to launch its unsolicited Offer at a time when Vulcan Common Stock was trading near a ten-year low. Shares of Vulcan common stock have traded above the implied value of the Offer as of December 21, 2011 for 85% of trading days during the ten years preceding the announcement of the Offer.

  •
  The Exchange Ratio is significantly lower than historical levels between the companies.  The historical exchange ratio between Vulcan Common Stock and Martin Marietta Common Stock has exceeded the Exchange Ratio for 77.5% of trading days in the five years preceding the announcement of the Offer. The Vulcan Board believes that the timing of the Offer makes Martin Marietta's proposed consideration appear artificially attractive in advance of an industry recovery.

(IV)
The Offer is illegal.

        Prior to launching the Offer, Martin Marietta obtained from Vulcan highly sensitive, material, non-public and confidential information pursuant to a letter agreement covering confidentiality, use restrictions and other terms, dated as of May 3, 2010, between the parties and a common interest, joint defense and confidentiality agreement, dated as of May 18, 2010, between the parties and between their respective counsel. Each of these agreements contains, among other things, strict prohibitions on misusing and improperly disclosing confidential information. Martin Marietta's use and disclosure of Vulcan's material, non-public and confidential information in connection with the Offer is, in the Vulcan Board's view, a material breach of these agreements and a violation of federal securities laws, including laws that prohibit transacting in securities on the basis of material, non-public information and fraudulent, deceptive and manipulative acts or practices. Vulcan has commenced litigation in the United States District Court for the Northern District of Alabama, Southern Division and has filed a counterclaim in the Delaware Court of Chancery to enforce its rights under these agreements and the federal securities laws and accordingly to enjoin the Offer, as described further under "Item 8. Additional Information—Litigation."

(V)
The Offer is subject to regulatory and antitrust uncertainty as well as other sources of substantial risk.

        The Vulcan Board believes that the numerous conditions set forth in the Offer and the required antitrust approvals create significant uncertainty and risk as to when or whether the Offer can be completed. Based on Vulcan's analysis and prior experiences with acquisitions, the Vulcan Board anticipates that the DOJ will require the divestiture of significant, high-quality and highly profitable assets on a compressed timeframe, creating value destruction and reducing potential synergies.

  •
  The Offer is subject to significant regulatory uncertainty.  The proposed transaction would result in the combination of the two largest U.S. producers of construction aggregates, both of whom operate in a number of overlapping markets. Accordingly, the Offer and proposed transactions are almost certain to be subject to rigorous and lengthy antitrust review, and it is anticipated that Martin Marietta will receive a "second request" for additional information in connection with the proposed transaction. In addition to presenting a significant risk that Martin Marietta will fail to consummate the transaction, significant divestitures will almost certainly be required, with the combined company and shareholders having to bear the resulting value loss. The entire review under the HSR Act will likely take many months, with a substantial risk that it will take more than a year for Martin Marietta to obtain clearance from the DOJ. In addition to federal antitrust authorities, it is likely that one or more state attorneys general will investigate the transaction either independently or in conjunction with the DOJ. The lengthy offer period selected by Martin Marietta, over six months from the launch of the Offer with additional rights to extend, confirms that it does not expect to be able to consummate the transactions quickly. Martin Marietta has not committed to address the substantial antitrust issues that their offer raises and has effectively proposed nothing more than granting it an option to purchase Vulcan at a low price, or simply walk away if it changes its mind.

    By the terms of Martin Marietta's offer, Martin Marietta is permitted to terminate the Offer if any governmental authority seeks to (or Martin Marietta deems that they are reasonably likely to seek to) require that either Vulcan or Martin Marietta dispose of any assets, which is certain in the course of the antitrust review process. Martin Marietta is fully aware of this fact, as it was the divestiture buyer of assets that the DOJ recently prohibited from being combined with Vulcan assets in connection with Vulcan's Florida Rock acquisition. Nothing material has changed in these markets that would create a realistic possibility that the DOJ would change its mind and allow these assets to be combined in Martin Marietta's proposed transaction and, in fact, the antitrust climate has only become more challenging. In addition, Martin Marietta has not made the requisite assurances that it will take the required steps to achieve the necessary antitrust approvals and offered no termination fees in the event that the Offer fails to close for this reason. This exposes Vulcan shareholders to the significant risk that Martin Marietta will walk away from the transaction after putting Vulcan and its shareholders through a lengthy and expensive period of uncertainty and the accompanying lost opportunities and reputational harm.

  •
  The Offer's litany of conditions creates substantial risk of non-consummation.  The Offer, including the terms of the proposed merger agreement, is subject to numerous conditions, including, among others, the following (each of which are further described under Item 2 and in Annex A attached hereto):

  •
  the Merger Agreement Condition;

  •
  the U.S. Antitrust Condition;

  •
  the Minimum Tender Condition;

  •
  the Martin Marietta Shareholder Approval Condition;

  •
  the Due Diligence Condition;

  •
  the No Lawsuits or Investigations Condition;

  •
  the No Diminution of Benefits Condition;

  •
  the Regulatory Approvals Condition;

  •
  the No New Law or Governmental Action Condition;

  •
  the No Material Adverse Effect Condition;

  •
  the No War Condition;

  •
  the No Significant Change in Markets or the Economy Condition;

  •
  the No Competing Offer or Third Party Action Condition; and

  •
  the No Change in Vulcan Capitalization, Indebtedness or Constitutive Documents Condition.

    These conditions create substantial uncertainty as to whether Martin Marietta would be required to consummate the Offer. In addition to Martin Marietta not being obligated to consummate the transaction if it is dissatisfied with its due diligence investigation (the Due Diligence Condition), many of these conditions appear to the Vulcan Board designed to provide easily triggered "outs" for Martin Marietta. All of the conditions may be invoked by Martin Marietta in its sole discretion, and many are beyond the control of Vulcan or Martin Marietta and are of questionable relevance to the Offer. For example, the "No Significant Change in Markets or the Economy Condition" would be triggered by a decline of more than 15% in any one of several major market and industry indices. Indeed, the relevant indices have each already declined 15% or more during certain periods in 2011. Similarly, if any person or group that already owns more than 5% of the Vulcan Common Stock were to acquire another 1% of the shares of Vulcan Common Stock (or if any non-5% holder or group were to acquire more than 5%), the No

    Competing Offer or Third Party Action Condition would fail. Indeed, in light of Vulcan having entered into a credit agreement on December 15, 2011 providing for a new $600 million asset-based lending credit facility, the "No Change in Vulcan Capitalization, Indebtedness or Constitutive Documents Condition" may have already been triggered, releasing Martin Marietta from any obligation to consummate the Offer, even if every one of the many other conditions were somehow ultimately satisfied. These uncertainties are of particular concern to the Vulcan Board because pursuing the contemplated transaction with Martin Marietta would likely be disruptive, causing uncertainty among current and potential employees, suppliers, customers, counterparties and other constituencies important to Vulcan's success. This heightens the competitive risk to Vulcan if the Offer is not consummated.

  •
  The Offer may be subject to financing risk.  While the Offer is not subject to a financing condition, Martin Marietta has acknowledged that the transactions may require it to refinance certain indebtedness of Vulcan, Martin Marietta, or both, under certain circumstances due to "change of control" provisions set forth in the publicly filed debt agreements. Martin Marietta has not proposed a definitive plan or sources of funds for any such required refinancing nor even a definitive structure for the transaction (and in fact has reserved the right to "elect to implement alternative structures") leaving the transaction's impact on the debt financing of Vulcan, Martin Marietta and the combined company highly uncertain. The transactions would likely require Martin Marietta to refinance certain existing bank lending facilities of Vulcan, Martin Marietta, or both, and may also require Vulcan to offer to repurchase up to the entire $2.8 billion in principal amount of its senior notes and otherwise result in events of default under Vulcan indebtedness. Even if refinancing is available on favorable terms, the associated transaction costs may be considerable and would reduce the synergies of the transaction.

(VI)
The Vulcan Board has received an inadequacy opinion from Goldman Sachs.

        The Vulcan Board considered the fact that Goldman Sachs rendered an opinion to the Vulcan Board, subsequently confirmed in writing, that as of December 19, 2011, and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of shares of Vulcan Common Stock (other than Martin Marietta or its affiliates) pursuant to the Offer was inadequate from a financial point of view to the shareholders. The full text of the written opinion of Goldman Sachs dated December 19, 2011, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Vulcan Board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of shares of Vulcan Common Stock should tender its shares of Vulcan Common Stock in connection with the Offer or any other matter.

(VII)
Martin Marietta's proposed transaction would be harmful to important Vulcan constituencies.

        In evaluating the Offer, the Vulcan Board also considered the effect that the proposed transactions would have on constituencies in addition to Vulcan's shareholders, including its employees and the communities in which Vulcan operates. Vulcan has demonstrated a longstanding commitment to the communities in which it operates and the residents of those communities through charitable works and giving, community service initiatives and other avenues for action and support. The Vulcan Board expects that, were the Offer and the related transactions to be consummated as proposed by Martin Marietta, the headquarters of the combined company would be moved out of Birmingham, Alabama, Vulcan's historical headquarters. Vulcan is one of the two largest (by market capitalization) public companies headquartered in Alabama. The Vulcan Board considered how the proposed transactions would exacerbate the drain of public company headquarters that Birmingham has experienced in the past two decades, a trend that may affect the city's competitiveness and economic outlook, and would negatively impact the many organizations in Alabama that rely on Vulcan for leadership and support of various environmental, educational and charitable pursuits. Vulcan has also historically operated with sensitivity towards the unique nature of the construction aggregates business and the resulting imperative for best practices with respect to social responsibility. In addition, the Vulcan Board anticipates that a transaction on the terms proposed by Martin Marietta would result in sizable terminations of Vulcan employees.

* * * * *

        The foregoing discussion of the information and factors considered by the Vulcan Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Vulcan Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Vulcan and considered the advice of the Vulcan Board's financial and legal advisors. In light of the number and variety of factors that the Vulcan Board considered, the members of the Vulcan Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Vulcan Board was made after considering the totality of the information and factors involved. In addition, individual members of the Vulcan Board may have given different weight to different factors.

        In light of the factors described above, the Vulcan Board, on behalf of Vulcan has unanimously determined that the Offer is not in the best interests of Vulcan's shareholders. Therefore, the Vulcan Board unanimously recommends that Vulcan shareholders reject the Offer and NOT tender any of their shares to Martin Marietta for exchange pursuant to the Offer.

Intent to Tender

        To the knowledge of Vulcan after making reasonable inquiry, none of Vulcan's directors, executive officers, affiliates or subsidiaries intends to tender any shares of Vulcan Common Stock held of record or beneficially owned by such person pursuant to the Offer.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        Vulcan has retained Goldman, Sachs & Co. in connection with, among other things, Vulcan's analysis and consideration of, and response to, the Offer. Vulcan will pay Goldman Sachs customary fees for its services, reimburse it for certain of its expenses (including fees and disbursements of its legal counsel), and indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement. Vulcan retained Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in situations similar to the Offer, expertise in the aggregates industry and knowledge of Vulcan's business.

        Vulcan has engaged MacKenzie Partners, Inc. ("MacKenzie") to assist it in connection with Vulcan's communications with its shareholders in connection with the Offer. Vulcan has agreed to pay customary compensation to MacKenzie for such services. In addition, Vulcan has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

        Vulcan has also retained Sard Verbinnen & Co. ("Sard Verbinnen") as its public relations advisor in connection with the Offer. Vulcan has agreed to pay customary compensation to Sard Verbinnen for such services. In addition, Vulcan has agreed to reimburse Sard Verbinnen for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

        Except as set forth above, neither Vulcan nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the shareholders of Vulcan on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

Securities Transactions

        Other than as set forth below, no transactions with respect to shares of Vulcan Common Stock have been effected by Vulcan or, to Vulcan's knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, or subsidiaries during the 60 days prior to the date of this Statement.

Name/Title	Date	Number of Shares of Vulcan Common Stock	Nature of Transaction	Price Per Share
Philip J. Carroll, Jr., Director	11/22/2011	6,000	Disposition by gift	$0.00
John R. McPherson, Senior Vice President, Strategy and Business Development	11/09/2011	15,500	Acquisition of derivative securities	$0.00
John R. McPherson, Senior Vice President, Strategy and Business Development	11/09/2011	15,300	Acquisition of derivative securities	$0.00
John R. McPherson, Senior Vice President, Strategy and Business Development	11/09/2011	355,600	Acquisition of derivative securities	$0.00
Robert A. Wason IV, Senior Vice President, General Counsel and Assistant Secretary	11/09/2011	4,074.289	Transfer from account under Executive Deferred Compensation Plan	$29.05
Robert A. Wason IV, Senior Vice President, General Counsel and Assistant Secretary	11/02/2011	1,472.75	Transfer from Unfunded Supplemental Benefit Plan for Salaried Employees	$30.89
Robert A. Wason IV, Senior Vice President, General Counsel and Assistant Secretary	11/02/2011	5,772.49	Transfer from 401(k)	$30.89

Item 7.    Purposes of the Transaction and Plans or Proposals

        Vulcan routinely maintains contact with third parties, including other participants in its industry, regarding a wide range of potential business transactions. It has not ceased, and expects to continue, such activity as a result of the Offer. Vulcan's policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that Vulcan may conduct.

        Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Vulcan is not currently undertaking nor engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, shares of Vulcan Common Stock by Vulcan, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving Vulcan or any of its subsidiaries; (iii) any purchase, sale, or transfer of a material amount of assets of Vulcan or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Vulcan.

        Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information

Information Regarding Golden Parachute Compensation

        Vulcan has previously entered into change in control employment agreements with each of its named executive officers that would become effective upon a change in control of Vulcan. The agreements with the named executive officers were originally entered into on the following dates (and were amended in 2008 in order to comply with changes to the Internal Revenue Code): Mr. James and Mr. Wason on February 10, 2000; Mr. Sansone on June 9, 2005; and Mr. Shepherd on May 1, 2002. Mr. McAbee retired in 2011 and, as a result, his change in control employment agreement is no longer in effect. The consummation of the Offer would be a change in control of Vulcan for purposes of these agreements.

        Pursuant to the agreements, if the executive officer's employment were terminated either by Vulcan without cause or by the executive officer for good reason during the two-year period following a change in control (or, in the case of Messrs. James, Sansone and Wason, for any reason during the 30-day period following the first anniversary of the change in control) (a "qualifying termination"), the executive officer would be entitled to the following payments and benefits:

        Accrued Obligations.    A lump sum payment equal to the sum of (a) the executive officer's base salary and accrued vacation through the date of termination, and (b) a pro-rata annual bonus (based on the greatest of (i) the annual bonus payable to the executive officer in the year of termination, (ii) the average annual bonuses paid to the executive officer in the three years preceding the date of termination, and (iii) the target annual bonus that would have been payable to the executive officer in the year in which the change in control occurred based on Vulcan's policies as of immediately prior thereto (the "Annual Bonus")).

        Severance Payment.    A lump sum payment equal to the product of (a) three and (b) the sum of (i) the executive officer's annual base salary, (ii) the Annual Bonus and (iii) the aggregate value of the annual long-term incentive awards that would have been granted to the executive officer in the year in which the change in control occurred based on Vulcan's policies as of immediately prior thereto.

        Retirement Benefits.    A lump sum payment equal to the actuarial equivalent of the benefits to which the executive officer would have been entitled under Vulcan's qualified and non-qualified defined benefit retirement plans had the executive officer remained employed for an additional three years (in the case of Mr. James, 6.6 years pursuant to a supplemental executive retirement agreement) following the date of termination. Mr. James's supplemental executive retirement agreement is filed as Exhibit (e)(20) to this Statement and incorporated herein by reference.

        Thrift or 401(k) Plan Benefits.    A lump sum payment equal to the amount of matching contributions to which the executive officer would have been entitled under Vulcan's qualified and non-qualified defined contribution retirement plans had the executive officer remained employed for an additional three years following the date of termination.

        Welfare and Fringe Benefits.    Continuation of welfare and fringe benefits for three years following the date of termination, the option to purchase the employer-provided automobile in accordance with the policies applicable to retiring employees and up to $50,000 of outplacement services.

        Under the change in control employment agreement with each named executive officer, if any amounts or benefits received under the agreements or otherwise are subject to the excise tax imposed under section 4999 of the Internal Revenue Code, an additional payment would be made to restore the executive to the after-tax position that he would have been in if the excise tax had not been imposed, as long as the net after-tax benefit to the executive officer of making such additional payment is at least $50,000. The completion of the Offer and the consummation of the Second-Step Merger would not be a "change of control" of Vulcan for purposes of the relevant section of the Internal Revenue Code and, as such, no additional payments would be required.

Other Arrangements

        As described in more detail above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Consideration Payable Pursuant to the Offer and the Second-Step Merger", Vulcan's equity incentive plans generally provide for the accelerated vesting of outstanding equity awards held by the named executive officers upon a change in control of Vulcan. Consummation of the Offer would constitute a change in control of Vulcan, resulting in the vesting of the outstanding stock options, SOSARs, DSUs and PSUs held by the Vulcan named executive officers.

        Pursuant to Vulcan's Executive Deferred Compensation Plan, all deferred amounts would be paid within ten business days following the change in control. In addition, upon a change in control, Vulcan would be required to fund a rabbi trust with respect to all supplemental retirement benefits under Vulcan's Unfunded Supplemental Benefit Plan for Salaried Employees.

        Under Vulcan's Executive Incentive Plan (filed as Exhibit (e)(21) to this Statement and incorporated herein by reference), in the event a change in control occurs before the incentive amounts thereunder are determined for the year in which the change in control occurred, each participant (including the named executive officers) would be entitled to receive an award equal to the greater of (a) the average of the participant's bonuses under the plan in the three years prior thereto and (b) the target annual bonus for the year in which the change in control occurred. Such award would be pro-rated in the event of the participant's retirement, disability or death.

 Golden Parachute Compensation

Named Executive Officers	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)(6)	Total ($)
Donald M. James Chairman and Chief Executive Officer	18,125,000	5,770,511	7,624,696	81,643	—	50,000	31,651,850
Daniel F. Sansone Executive Vice President and Chief Financial Officer	5,670,000	1,373,077	1,888,994	83,908	—	50,000	9,065,979
Danny R. Shepherd Executive Vice President, Construction Materials	5,670,000	1,349,972	1,042,638	80,728	—	50,000	8,193,338
Robert A. Wason IV Senior Vice President, General Counsel	3,376,800	740,878	1,056,352	73,889	—	50,000	5,297,919
Ronald G. McAbee(7) Senior Vice President, Construction Materials—West	—	—	—	—	—	—	—

(1)
As described above, under the change in control employment agreements, upon a qualifying termination, the named executive officers would be entitled to a pro-rated Annual Bonus and a severance payment in an amount equal to the product of (a) three and (b) the sum of (i) the executive officer's annual base salary, (ii) the Annual Bonus and (iii) the aggregate value of the annual long-term incentive awards that would have been granted to the executive officer in the year in which the change in control occurred based on Vulcan's policies as of immediately prior thereto (the long-term incentive award values above reflect increased values applicable in 2012 that were approved prior to December 12, 2011). Because such amounts are only payable upon a change in control followed by a termination of employment, they are "double-trigger." Set forth below is a table summarizing the amount of the pro-rata bonus and severance payment for each named executive officer, assuming that the Offer had been completed, the Second-Step Merger had been consummated and each named executive officer experienced a qualifying termination on December 13, 2011.

Named Executive Officers	Severance Payment ($)	Prorata Bonus ($)
Donald M. James	16,875,000	1,250,000
Daniel F. Sansone	5,265,000	405,000
Danny R. Shepherd	5,265,000	405,000
Robert A. Wason IV	3,135,600	241,200
Ronald M. McAbee	—	—
(2)
All equity-based awards held by the named executive officers would vest single-trigger upon a change in control of Vulcan, with PSUs to be paid based on the actual performance of Vulcan through December 31 of the year in which the change in control occurred. For a description of the proposed conversion of the named executive officers' outstanding equity-based awards in the Second-Step Merger, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Consideration Payable Pursuant to the Offer and the Second-Step Merger" above. Set forth below is a table summarizing the value of each type of unvested equity-based award held by the named executive officers that would vest upon a change in control, assuming that the Offer had been completed and the Second-Step Merger had been consummated on December 13, 2011. The estimated equity values below are based on the average closing price of Martin Marietta Common Stock for the first five trading days following December 12, 2011 ($73.58), assume no value for unvested SOSARs because all such

  SOSARs held by the named executive officers are out of the money at that price and assume the achievement of target performance goals for the unvested PSUs.

Named Executive Officers	Unvested SOSARs ($)	Unvested Deferred Stock Units ($)	Unvested Performance Share Units ($)
Donald M. James	—	1,040,789	4,729,722
Daniel F. Sansone	—	109,340	1,263,737
Danny R. Shepherd	—	158,344	1,191,628
Robert A. Wason IV	—	91,534	649,344
Ronald M. McAbee	—	—	—

  Regardless of whether there is a change in control of Vulcan, as of December 13, 2011, all equity-based awards held by Mr. James that were granted prior to 2011 would become non-forfeitable upon his retirement because he has attained age 62, and a portion of the equity-based awards held by each of the other executive officers (including all named executive officers other than Mr. James) of Vulcan would become non-forfeitable upon each of their retirements because they have attained age 55 but are less than age 62.

(3)
As described above, under the change in control employment agreements, upon a qualifying termination, the named executive officers would be entitled to (a) a lump sum payment equal to the actuarial equivalent of the benefits to which the executive officer would have been entitled under Vulcan's qualified and non-qualified defined benefit retirement plans had the executive officer remained employed for an additional three years (in the case of Mr. James, 6.6 years pursuant to a supplemental executive retirement agreement) following the date of termination and (b) a lump sum payment equal to the amount of matching contributions to which the executive officer would have been entitled under Vulcan's qualified and non-qualified defined contribution retirement plans had the executive officer remained employed for an additional three years following the date of termination. Because such amounts are only payable upon a change in control followed by a termination of employment, they are "double-trigger." Set forth below is a table summarizing the value of each such amount that would be payable to the named executive officers, assuming that the Offer had been completed, the Second-Step Merger had been consummated and each named executive officer experienced a qualifying termination on December 13, 2011.

Named Executive Officers	Defined Benefit Plans ($)	Supplemental Executive Retirement Agreement ($)	Defined Contribution Plans ($)
Donald M. James	3,390,841	4,068,855	165,000
Daniel F. Sansone	1,818,545	—	70,449
Danny R. Shepherd	975,357	—	67,281
Robert A. Wason IV	1,003,663	—	52,689
Ronald M. McAbee	—	—	—
(4)
As described above, under the change in control employment agreements, upon a qualifying termination, the named executive officers would be entitled to continuation of welfare and fringe benefits for the executive officer and his family for three years following his of termination. Because such amounts are only payable upon a change in control followed by a termination of employment, they are "double-trigger." Set forth below is a table summarizing the estimated amount of each insurance benefit to which the named executive officers would be entitled, assuming that the Offer had been completed, the Second-Step Merger had been consummated and each named executive officer experienced a qualifying termination on December 13, 2011.

Named Executive Officers	Healthcare Continuation ($)	Life and Accidental Death and Disability Insurance Continuation ($)
Donald M. James	64,153	17,490
Daniel F. Sansone	64,153	19,755
Danny R. Shepherd	64,153	16,575
Robert A. Wason IV	64,153	9,736
Ronald M. McAbee	—	—
(5)
As described above, under the change in control employment agreements, if any amounts or benefits received under the existing agreements or otherwise are subject to the excise tax imposed under section 4999 of the Internal Revenue Code, an additional payment will be made to restore the named executive officer to the after-tax position that he would have been in if the excise tax had not been imposed, as long as the net after-tax benefit to the executive of making such additional payment is at least $50,000. The completion of the Offer and the consummation of the Second-Step Merger would not be a "change of control" of Vulcan for purposes of the relevant section of the Internal Revenue Code and as such no additional payments would be required.

(6)
As described above, under the change in control employment agreements, upon a qualifying termination, the named executive officers would be entitled to up to $50,000 of outplacement services. Because such amounts are only payable upon a change in control followed by a termination of employment, they are "double-trigger".

(7)
Mr. McAbee retired from Vulcan effective February 2011 and, as a result, he is not entitled to any additional compensation or benefits as a result of the change in control.

Regulatory Approvals

U.S. Antitrust Clearance

        Under the HSR Act, Martin Marietta is required to file a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") relating to its proposed acquisition of Vulcan. Martin Marietta claims that it filed this Notification and Report Form on December 16, 2011. Assuming that Martin Marietta in fact made this filing on such date, Vulcan will be required to submit a responsive Notification and Report Form with the Antitrust Division and the FTC on or before 5:00 p.m. on January 3, 2012.

        Under the provisions of the HSR Act applicable to the Offer, the acquisition of Vulcan voting securities pursuant to the Offer may be consummated following the expiration of a 30-day waiting period following the filing by Martin Marietta of its Notification and Report Form with respect to the Offer, unless Martin Marietta receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless the antitrust agencies grant early termination of the waiting period. If, within the initial 30-day waiting period, either the Antitrust Division or the FTC issues a request for additional information or documentary material concerning the Offer, the waiting period will expire 30 days after the date Martin Marietta certifies substantial compliance with the request, unless otherwise extended by agreement or court order.

        At any time before or after Martin Marietta's acquisition of Vulcan voting securities pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the exchange of Vulcan voting securities pursuant to the Offer or seeking the divestiture of Vulcan voting securities acquired by Martin Marietta or the divestiture of substantial assets of Vulcan or its subsidiaries or Martin Marietta or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, as to the result thereof.

        If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the expiration date of the Offer, or if the Antitrust Division, the FTC, a state attorney general, or a private party obtains an order enjoining the exchange of Vulcan voting securities, then Martin Marietta will not be obligated to proceed with the Offer or the exchange of any Vulcan voting securities not previously exchanged pursuant to the Offer. Additionally, Martin Marietta may terminate the Offer if any action, proceeding, injunction, order, or decree becomes applicable to Martin Marietta that seeks to restrain or prohibit the exercise by Martin Marietta of its full rights of ownership or operation of all or a portion of Martin Marietta's business or assets or those of Vulcan. In addition, the threatening or institution of any investigation or proceeding seeking to or which would be reasonably likely to compel Vulcan or Martin Marietta to dispose of or hold separate any portion of any of their businesses or assets or materially delay the consummation of the Offer or the Second-Step Merger would result in a condition to the Offer not being satisfied.

        Please see Annex A for more information regarding conditions to the Offer.

Foreign Regulatory Considerations

        The proposed transaction may be subject to the notification and approval requirements of the Mexican or Canadian antitrust or foreign investment laws.

        There can be no assurance that Martin Marietta will be able to obtain all required foreign antitrust approvals or clearances or that a challenge to the Offer by foreign competition authorities will not be made, or, if such a challenge is made, what the result thereof would be.

        Under the terms of the Offer, Martin Marietta is not required to consummate the Offer if clearances or approvals of such foreign governmental authorities have not been obtained or any applicable waiting periods for such clearances or approvals have not expired. In addition, the institution of any investigation seeking to or which would be reasonably likely to compel Vulcan or Martin Marietta to dispose of or hold separate any portion of any of their businesses or assets or materially delay the consummation of the Offer or the Second-Step Merger. Martin Marietta has also reserved the right to abandon the proposed transaction in the event of the imposition of any condition to any such approvals if, in its reasonable judgment, Martin Marietta believes such condition(s) would cause any material diminution in the benefits expected to be derived by Martin Marietta or any other affiliate of Martin Marietta as a result of the transactions contemplated by the offer.

        Please see Annex A for more information regarding conditions to the Offer.

New Jersey Business Corporation Act

        Vulcan is incorporated under the laws of the State of New Jersey. Sections 14A:10A-4 and -5 of the NJBCA restrict the ability of certain persons to acquire control of a New Jersey corporation. In general, a New Jersey corporation with its principal executive offices or significant business operations in New Jersey (a "resident domestic corporation") may not engage in a business combination with an interested shareholder for a period of five years following the interested shareholder's becoming such unless that business combination is approved by the board of directors of the resident domestic corporation prior to that interested shareholder's stock acquisition date. An "interested shareholder" is any person (other than the resident domestic corporation or its subsidiary) that (1) is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of the resident domestic corporation, or (2) is an affiliate or associate of that resident domestic corporation who, at any time within the five year period immediately prior to the date in question, was a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding stock of the resident domestic corporation. Covered business combinations include certain mergers, dispositions of assets or shares and recapitalizations.

        In addition, after the five-year period a resident domestic corporation may not engage in a business combination with an interested shareholder other than (1) a business combination approved by the board of directors of such corporation prior to the stock acquisition, (2) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested shareholder at a meeting for such purpose, or (3) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder or available in the marketplace.

        A covered New Jersey corporation may not opt out of the foregoing provisions. The Vulcan Board has not approved a proposed business combination with Martin Marietta. Martin Marietta has filed a lawsuit challenging the application of Sections 14A:10A-4 and -5 of the NJBCA to the Offer and the proposed related transactions, as described further under "—Litigation."

Other State Takeover Laws

        A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Offer, Martin Marietta may be unable to accept shares of Vulcan Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer.

Appraisal Rights

        Holders of shares of Vulcan Common Stock do not have appraisal rights as a result of the Offer. In addition, we do not anticipate that holders of shares of Vulcan Common Stock would be entitled to statutory appraisal rights in connection with the Second-Step Merger under the NJBCA under the transaction structure proposed by Martin Marietta.

Second-Step Merger

        Under the NJBCA and Vulcan's restated certificate of incorporation, the Second-Step Merger must be approved by the Vulcan Board and Vulcan shareholders. Martin Marietta has stated that they believe that, under the NJBCA, if Martin Marietta acquires at least 90% of the then outstanding shares of Vulcan Common Stock, Martin Marietta will be able to effect the Second-Step Merger as a "short-form" merger without a vote of Vulcan shareholders or approval of the Vulcan Board.

        Article VIII of Vulcan's restated certificate of incorporation provides that certain business combination transactions involving an "Interested Shareholder" (which generally includes persons that beneficially own at least 10% of the aggregate voting power of Vulcan's outstanding capital stock) require the affirmative vote of holders of at least 80% of such voting stock. These provisions also set forth certain requirements (including with respect to approvals by Vulcan continuing directors and compliance with certain "fair price" requirements) in order for these heightened vote requirements not to apply. Amending these provisions would require the affirmative vote of the holders of at least 80% of Vulcan's voting stock. Martin Marietta has filed a lawsuit challenging the application of Article VIII of Vulcan's restated certificate of incorporation to the Offer and the proposed related transactions, as described further under—"Litigation."

        Martin Marietta has stated in the Offer that the exact timing and details of the Second-Step Merger or any other merger or other business combination involving Vulcan will depend upon a variety of factors, including the number of shares of Vulcan common stock Martin Marietta acquires pursuant to the Offer and that such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. In addition, Martin Marietta has reserved the right not to propose the Second-Step Merger or any other merger or other business combination with Vulcan or to propose such a transaction on terms other than those described in the Offer.

Litigation

  Delaware Litigation

        On December 12, 2011, Martin Marietta Materials, Inc. commenced litigation in the Delaware Court of Chancery against Vulcan seeking declaratory and injunctive relief. The action is captioned Martin Marietta Materials, Inc. v. Vulcan Materials Co., C.A. No. 7102-CS (Del. Ch.). In its complaint, Martin Marietta asks the court to issue a declaration that the May 3, 2010 letter agreement covering confidentiality, use restrictions and other terms between Martin Marietta and Vulcan does not prohibit (1) the exchange offer launched by Martin Marietta on December 12, 2011 or (2) Martin Marietta's anticipated nomination of five candidates for Vulcan's board of directors at the 2012 annual meeting. Martin Marietta also seeks an injunction prohibiting Vulcan from prosecuting any action under the May 3, 2010 letter agreement covering confidentiality, use restrictions and other terms in any jurisdiction other than Delaware.

        On December 20, 2011, Vulcan answered the complaint and asserted counterclaims against Martin Marietta. Vulcan alleges that Martin Marietta violated the May 3, 2010 letter agreement covering confidentiality, use restrictions and other terms by using and disclosing confidential material protected by the agreement to launch its exchange offer. On this basis, Vulcan seeks (1) a declaration that Martin Marietta is barred from disclosing material received pursuant to the May 3, 2010 letter agreement in connection with its exchange offer, and (2) a decree of specific performance or an injunction prohibiting Martin Marietta from pursuing its exchange offer and requiring Martin Marietta to withdraw the documents it has publicly filed that disclose information covered by the agreement.

        Vulcan believes Martin Marietta's claims are meritless, and Vulcan intends to pursue its counterclaims vigorously.

  New Jersey Litigation

        On December 12, 2011, Martin Marietta Materials, Inc. commenced litigation in the Superior Court of New Jersey's Chancery Division for Mercer County against Vulcan seeking declaratory and injunctive relief. The action is captioned Martin Marietta Materials, Inc. v. Vulcan Materials Co., No. C-83-11 (N.J. Super. Ct.). In its complaint, Martin Marietta alleges that it has launched an exchange offer and, if the offer is successful, intends to effect a merger between itself and Vulcan. Martin Marietta asks the court to issue declarations that (1) the New Jersey Shareholders Protection Act will not apply to the proposed merger; (2) simple majority approval of the Vulcan shareholders is all that is required under Article VIII of Vulcan's Certificate of Incorporation with respect to the proposed merger, if either approved by a majority of the continuing directors or the offer price satisfies the price requirements set forth in the charter; (3) Vulcan may not use certain provisions of its bylaws to hinder or frustrate Martin Marietta's anticipated nomination of five candidates for the board of directors at Vulcan's 2012 annual meeting; and (4) that Martin Marietta's December 12, 2011 Registration Statement complies with the requirements of the Securities Act of 1933. In addition, Martin Marietta seeks injunctive orders prohibiting Vulcan from attempting to use the Shareholders Protection Act to bar the proposed merger, from attempting to use Article VIII of its Certificate of Incorporation to require 80% shareholder approval of the proposed merger, and from attempting to use its bylaws to hinder or frustrate Martin Marietta's anticipated nomination of five candidates for the board of directors at Vulcan's 2012 annual meeting.

        Vulcan believes the suit is meritless.

  Alabama Litigation

        On December 19, 2011, Vulcan commenced litigation in the United States District Court for the Northern District of Alabama, Southern Division seeking declaratory and injunctive relief. The action is captioned Vulcan Materials Company v. Martin Marietta Materials, Inc., CV-11-CO-4248-S (N.D. Ala.). In its complaint, Vulcan alleges that Martin Marietta violated the common interest, joint defense and confidentiality agreement executed by Vulcan, Martin Marietta, and their respective outside counsel on May 18, 2010, by misusing and disclosing information protected by the agreement in connection with its exchange offer. Vulcan further alleges that Martin Marietta violated the Securities Exchange Act of 1934 (the "Exchange Act") by launching its exchange offer while in possession of material non-public information it obtained under the common interest, joint defense and confidentiality agreement. On this basis, Vulcan seeks, among other things, (1) an injunction barring Martin Marietta from pursuing an exchange offer formulated in breach of the common interest, joint defense and confidentiality agreement; (2) a declaration that Martin Marietta may not disclose information received pursuant to the common interest, joint defense and confidentiality agreement in support of its exchange offer; (3) an injunction barring Martin Marietta from pursuing its exchange offer in violation of the Exchange Act; and (4) an injunction requiring that Martin Marietta correct certain of the material omissions and misstatements in its public filings, also as required by the Exchange Act.

Cautionary Statement on Forward-Looking Statements

        Forward-looking statements are made throughout this Statement. These forward-looking statements are sometimes identified by the use of terms and phrases such as "believe," "should," "would," "expect," "project," "estimate," "anticipate," "intend," "plan," "will," "can," "may," or similar expressions elsewhere in this Statement. All forward-looking statements are subject to a number of important factors, risks, uncertainties, and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, those associated with future events relating to Martin Marietta's unsolicited offer to acquire Vulcan; the risk that the results of the recent restructuring actions adopted by Vulcan will differ from those anticipated; general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding; the impact of a prolonged economic recession on our industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of our products; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of our below investment grade debt rating on our cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan's ability to secure and permit aggregates reserves in strategically located areas; Vulcan's ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this Statement except as required by law. Vulcan notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995. Vulcan is not waiving any other defenses that may be available under applicable law.

Item 9.    Exhibits

(a)(1)	—	Press release issued by Vulcan Materials Company, dated December 12, 2011 (incorporated by reference to Exhibit 99.1 of Vulcan's Current Report on Form 8-K filed on December 12, 2011)
(a)(2)	—	Press release issued by Vulcan Materials Company, dated December 22, 2011
(a)(3)	—	Letter to Vulcan Shareholders, dated December 22, 2011
(a)(4)	—	Opinion of Goldman Sachs, dated December 19, 2011 (included as Annex B to this Schedule 14D-9)
(e)(1)	—	Excerpts from the Vulcan Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 31, 2011
(e)(2)	—	Unfunded Supplemental Benefit Plan for Salaried Employees, as amended (incorporated by reference to Exhibit 10.4 to Vulcan's Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(3)	—
Amendment to the Unfunded Supplemental Benefit Plan for Salaried Employees (incorporated by reference to Exhibit 10(c) to Legacy Vulcan Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 27, 2002)
(e)(4)	—	Vulcan Executive Deferred Compensation Plan, as amended (incorporated by reference to Exhibit 10.1 to Vulcan's Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(5)	—
Vulcan Deferred Compensation Plan for Directors Who Are Not Employees of the Company, as amended (incorporated by reference to Exhibit 10.5 to Vulcan's Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(6)	—	Vulcan Amended and Restated 2006 Omnibus Long-Term Incentive Plan (incorporated by reference to Appendix A to Vulcan's Proxy Statement on Schedule 14A filed with the SEC on March 31, 2011)
(e)(7)	—	Vulcan 1996 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Legacy Vulcan Corp's Proxy Statement on Schedule 14A filed with the SEC on April 10, 2006)
(e)(8)	—
Vulcan Deferred Stock Plan for Nonemployee Directors of the Company, as amended (incorporated by reference to Exhibit 10(f) to Legacy Vulcan Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 27, 2002)
(e)(9)	—
Vulcan Restricted Stock Plan for Nonemployee Directors of the Company, as amended (incorporated by reference to Exhibit 10.6 to Vulcan's Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(10)	—	Form Stock Option Award Agreement (incorporated by reference to Exhibit 10(o) to Legacy Vulcan Corp.'s Report on Form 8-K filed December 20, 2005)

(e)(11)	—	Form Director Deferred Stock Unit Award Agreement (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed December 17, 2008)
(e)(12)	—	Form Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 11, 2010)
(e)(13)	—	Form Stock Only Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10(a) to the Company's Current Report on Form 8-K filed November 15, 2011)
(e)(14)	—	Form Stock Only Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10(p) to Legacy Vulcan Corp.'s Report on Form 10-K filed February 26, 2007)
(e)(15)	—	Form Employee Deferred Stock Unit Award Amended Agreement (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed December 17, 2008)
(e)(16)	—	Change of Control Employment Agreement Form (Double Trigger) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 2, 2008)
(e)(17)	—	Change of Control Employment Agreement Form (Modified Double Trigger) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 2, 2008)
(e)(18)	—
Change of Control and Non-Competition Agreement with John R. McPherson, dated as of October 7, 2011 (incorporated by reference to Exhibit 10.1 to Vulcan's Current Report on Form 8-K filed with the SEC on October 11, 2011)
(e)(19)	—
Independent Contractor Consulting Agreement with John R. McPherson, dated as of October 7, 2011 (incorporated by reference to Exhibit 10.2 to Vulcan's Current Report on Form 8-K filed with the SEC on October 11, 2011)
(e)(20)	—	Supplemental Executive Retirement Agreement (incorporated as Exhibit 10 to Legacy Vulcan Corp.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 2, 2001)
(e)(21)	—	Vulcan Executive Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to Vulcan's Current Report on Form 8-K filed with the SEC on December 17, 2008)

ANNEX A

Conditions to the Offer

        The Schedule TO provides that notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Martin Marietta's right to extend and amend the Offer at any time, in its discretion, Martin Marietta shall not be required to accept for exchange any shares of Vulcan common stock tendered pursuant to the Offer, shall not (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) be required to make any exchange for shares of Vulcan common stock accepted for exchange and may extend, terminate or amend the Offer, if immediately prior to the expiration of the Offer, in the reasonable judgment of Martin Marietta, any one or more of the following conditions shall not have been satisfied:

  •
  The "Merger Agreement Condition"—Vulcan shall have entered into a definitive merger agreement with Martin Marietta with respect to the proposed transaction that is reasonably satisfactory to Martin Marietta and Vulcan. Such merger agreement shall provide, among other things, that:

  •
  the board of directors of Vulcan has approved the proposed transaction and irrevocably exempted the transaction from the restrictions imposed by the New Jersey Shareholder Protection Act, if applicable; and

  •
  the board of directors of Vulcan has removed any other impediment to the consummation of the transaction.

    Martin Marietta considers the proposed form merger agreement delivered to Vulcan on the date of the Offer to be reasonably satisfactory, and is prepared to enter into an agreement with Vulcan in substantially the form thereof. For a summary of the proposed form merger agreement delivered to Vulcan on the date of the Offer, please see the section of Martin Marietta's Form S-4 entitled "The Exchange Offer—Summary of the Form Merger Agreement."

  •
  The "Regulatory Condition"—Any applicable waiting period under the HSR Act shall have expired or been terminated prior to the expiration of the Offer.

  •
  The "Minimum Tender Condition"—Vulcan shareholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of shares of Vulcan common stock that, when added to the shares of Vulcan common stock then owned by Martin Marietta or any of its subsidiaries, shall constitute 80% of the voting power of Vulcan's outstanding capital stock entitled to vote on transactions covered under Article VIII, Section A of Vulcan's, restated certificate of incorporation. If there is a favorable outcome in the New Jersey litigation with respect to this provision of Vulcan's Restated Articles of Incorporation as described in the section of Martin Marietta's Form S-4 entitled "The Exchange Offer—Litigation," then Martin will amend this condition so as to require the minimum tender of a majority of the voting power of the outstanding Vulcan common stock (which would be sufficient voting power to approve the second-step merger without the affirmative vote of any other shareholder of Vulcan).

  •
  The "Registration Statement Condition"—The registration statement of which the Offer is a part shall have become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC, and Martin Marietta shall have received all necessary state securities law or "blue sky" authorizations.

  •
  The "Shareholder Approval Condition"—The Martin Marietta shareholder approvals shall have been obtained.

  •
  The "NYSE Listing Condition"—The shares of Martin Marietta common stock to be issued pursuant to the Offer and the second-step merger shall have been approved for listing on the NYSE.

  •
  The "Due Diligence Condition"—Martin Marietta shall have completed to its reasonable satisfaction customary confirmatory due diligence of Vulcan's non-public information on Vulcan's business, assets and liabilities and shall have concluded, in its reasonable judgment, that there are no material adverse facts or developments concerning or affecting Vulcan's business, assets and liabilities that have not been publicly disclosed prior to the commencement of the Offer.

        Additionally, Martin Marietta shall not be required to accept for exchange any shares of Vulcan common stock tendered pursuant to the Offer, shall not (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) be required to make any exchange for shares of Vulcan common stock accepted for exchange, and may extend, terminate or amend the Offer, if at any time on or after date the date of the Offer and prior to the expiration of the Offer any of the following conditions exists:

  a)
  there shall have been threatened, instituted or be pending any litigation, suit, claim, action, proceeding or investigation before any supra-national, national, state, provincial, municipal or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each of which Martin Marietta's Form S-4 refers to as a "governmental authority")

  1.
  challenging or seeking to, or which, in the reasonable judgment of Martin Marietta, is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit or make more costly, or in which there are allegations of any violation of law, rule or regulation relating to, the making of or terms of the Offer or the provisions of the Offer or, the acceptance for exchange of any or all of the shares of Vulcan common stock by Martin Marietta or any other affiliate of Martin Marietta, or seeking to obtain material damages in connection with the Offer or the second-step merger;

  2.
  seeking to, or which in the reasonable judgment of Martin Marietta is reasonably likely to, individually or in the aggregate, prohibit or limit the full rights of ownership or operation by Vulcan, Martin Marietta or any of their affiliates of all or any of the business or assets of Vulcan, Martin Marietta or any of their affiliates (including in respect of the capital stock or other equity of their respective subsidiaries) or to compel Vulcan, Martin Marietta or any of their subsidiaries to dispose of or to hold separate all or any portion of the business or assets of Vulcan, Martin Marietta or any of their affiliates;

  3.
  seeking to, or which in the reasonable judgment of Martin Marietta is reasonably likely to, impose or confirm any voting, procedural, price or other requirements in addition to those required by federal securities laws and the New Jersey Business Corporation Act (as in effect on the date of the Offer) in connection with the making of the Offer, the acceptance for exchange, or exchange, of some or all of the shares of Vulcan common stock by Martin Marietta or any other affiliate of Martin Marietta or the consummation by Martin Marietta or any other affiliate of Martin Marietta of the second-step merger or other business combination with Vulcan, including, without limitation, the right to vote any shares of Vulcan common stock acquired by Martin Marietta pursuant to the Offer or otherwise on all matters properly presented to Vulcan shareholders;

  4.
  seeking to require divestiture by Martin Marietta or any other affiliate of Martin Marietta of any shares of Vulcan common stock;

    5.
    seeking, or which in the reasonable judgment of Martin Marietta is reasonably likely to result in, any material diminution in the benefits expected to be derived by Martin Marietta or any other affiliate of Martin Marietta as a result of the transactions contemplated by the Offer, the second-step merger or any other business combination with Vulcan;

    6.
    relating to the Offer or any proxy solicitation referenced in the Offer which, in the reasonable judgment of Martin Marietta, might materially adversely affect Vulcan or any of its affiliates or Martin Marietta or any other affiliate of Martin Marietta or the value of the shares of Vulcan common stock or

    7.
    which in the reasonable judgment of Martin Marietta could otherwise prevent, adversely affect or materially delay consummation of the Offer, the second-step merger or the ability of Martin Marietta to conduct any proxy solicitations referenced in the Offer;

  b)
  (1) any final order, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority, including those referred to or described in Martin Marietta's Form S-4 in the section entitled "The Exchange Offer—Certain Legal Matters; Regulatory Approvals," shall contain terms that, in the reasonable judgment of Martin Marietta, results in, or is reasonably likely to result in, individually or in the aggregate with such other final orders, approvals, permits, authorizations, waivers, determinations, favorable reviews or consents, a significant diminution in the benefits expected to be derived by Martin Marietta and Vulcan, taken as a whole, as a result of the transactions contemplated by the Offer, the second-step merger or any other business combination with Vulcan; (2) or any material final order, approval, permit, authorization, waiver, determination, favorable review or consent of any governmental authority, including those referred to or described in Martin Marietta's Form S-4 in the section entitled "The Exchange Offer—Certain Legal Matters; Regulatory Approvals," other than in connection with the Regulatory Condition, shall not have been obtained, or any applicable waiting periods for such clearances or approvals shall not have expired;

  c)
  except for matters addressed in paragraph (b) above, there shall have been action taken or any statute, rule, regulation, legislation, order, decree or interpretation enacted, enforced, promulgated, amended, issued or deemed, or which becomes, applicable to (1) Martin Marietta, Vulcan or any subsidiary or affiliate of Martin Marietta or Vulcan or (2) the Offer, the second-step merger or any other business combination with Vulcan, by any legislative body or governmental authority with appropriate jurisdiction, other than the routine application of the waiting period provisions of the HSR Act to the Offer, that in the reasonable judgment of Martin Marietta might result, directly or indirectly, individually or in the aggregate, in any of the consequences referred to in clauses (1) through (7) of paragraph (a) above;

  d)
  any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, condition, development, circumstances, changes and effects occurring after the date of the Offer is or may be materially adverse to the business, properties, condition (financial or otherwise), assets (including leases), liabilities, capitalization, shareholders' equity, licenses, franchises, operations, results of operations or prospects of Vulcan or any of its affiliates or Martin Marietta shall have become aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of Vulcan or any of its affiliates or the value of the shares of Vulcan common stock to Martin Marietta or any of its affiliates;

  e)
  there shall have occurred

  1.
  any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States,

  2.
  a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States,

  3.
  any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of Martin Marietta, might materially adversely affect, the extension of credit by banks or other lending institutions,

  4.
  commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving the United States or any attack on, or outbreak or act of terrorism involving, the United States,

  5.
  a material change in the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor,

  6.
  any change in the general political, market, economic or financial conditions in the United States or other jurisdictions in which Vulcan or its affiliates do business that could, in the reasonable judgment of Martin Marietta, have a material adverse effect on the business, properties, assets, liabilities, capitalization, shareholders' equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Vulcan or any of its affiliates or the trading in, or value of, the shares of Vulcan common stock,

  7.
  any decline in either the Dow Jones Industrial Average, or the S&P Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15% measured from the close of business at the time of commencement of the Offer or any material adverse change in the market price in the shares of Vulcan common stock or

  8.
  in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

  f)
  1.
  a tender or exchange offer for some or all of the shares of Vulcan common stock has been publicly proposed to be made or has been made by another person (including Vulcan or any of its subsidiaries or affiliates), or has been publicly disclosed, or Martin Marietta otherwise learns that any person or "group" (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Vulcan (including the shares of Vulcan common stock), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Vulcan (including the shares of Vulcan common stock) and other than as disclosed in a Schedule 13D or 13G on file with the SEC on or prior to the date of the Offer,

  2.
  any such person or group which, on or prior to the date of the Offer, had filed such a Schedule 13D or 13G with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Vulcan, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Vulcan constituting 1% or more of any such class or series,

    3.
    any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer of some or all of the shares of Vulcan common stock or a merger, consolidation or other business combination with or involving Vulcan or any of its subsidiaries or

    4.
    any person (other than Martin Marietta) has filed a Notification and Report Form under the HSR Act (or amended a prior filing to increase the applicable threshold set forth therein) or made a public announcement reflecting an intent to acquire Vulcan or any assets, securities or subsidiaries of Vulcan;

  g)
  Vulcan or any of its subsidiaries has

  1.
  split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the shares of Vulcan common stock or its capitalization;

  2.
  acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding shares of Vulcan common stock or other securities;

  3.
  issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, any additional shares of Vulcan common stock, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than (i) the issuance of shares of Vulcan common stock pursuant to, and in accordance with, their publicly disclosed terms in effect as of the date of the Offer, of employee stock options or other equity awards, in each case publicly disclosed by Vulcan as outstanding prior to such date, and (ii) the issuance of shares of Vulcan common stock or convertible subordinated debentures in exchange for outstanding shares of Vulcan preferred stock pursuant to the terms and conditions of Vulcan's restated certificate of incorporation in existence as of the date of the Offer), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock;

  4.
  permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Vulcan;

  5.
  other than cash dividends required to be paid on the shares of Vulcan preferred stock that have been publicly disclosed by Vulcan as outstanding prior to the date of the Offer and regular quarterly cash dividends on shares of Vulcan common stock, declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Vulcan, including by adoption of a shareholders rights plan;

  6.
  altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice or any debt containing, in the reasonable judgment of Martin Marietta, burdensome covenants or security provisions;

  7.
  authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or release or relinquishment of any material contract or other right of Vulcan or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice (other than the merger agreement described in the sections of Martin Marietta's Form S-4 entitled "The Exchange Offer—Conditions of the Offer—Merger

      Agreement Condition" and "The Exchange Offer—Summary of the Form Merger Agreement");

    8.
    authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in Martin Marietta's reasonable judgment, has or may have material adverse significance with respect to either the value of Vulcan or any of its subsidiaries or affiliates or the value of the shares of Vulcan common stock to Martin Marietta or any of its subsidiaries or affiliates;

    9.
    entered into or amended any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business consistent with past practice or entered into or amended any such agreements, arrangements or plans that provide for increased benefits to employees as a result of or in connection with the making of the Offer, the acceptance for exchange, or exchange, some of or all the shares of Vulcan common stock by Martin Marietta or the consummation of any merger or other business combination involving Vulcan and Martin Marietta (and/or any of Martin Marietta's subsidiaries);

    10.
    except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) of Vulcan or any of its subsidiaries, or Martin Marietta shall have become aware of any such action which was not previously announced; or

    11.
    amended, or authorized or proposed any amendment to, its charter or bylaws (or other similar constituent documents), or Martin Marietta becomes aware that Vulcan or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its charter or bylaws (or other similar constituent documents), which has not been publicly disclosed prior to the date of the Offer;

  h)
  Martin Marietta or any of its affiliates enters into a definitive agreement or announces an agreement in principle with Vulcan providing for a merger or other business combination with Vulcan or any of its subsidiaries or the purchase or exchange of securities or assets of Vulcan or any of its subsidiaries, or Martin Marietta and Vulcan reach any other agreement or understanding, in either case, pursuant to which it is agreed that the Offer will be terminated; or

  i)
  Vulcan or any of its subsidiaries shall have

  1.
  granted to any person proposing a merger or other business combination with or involving Vulcan or any of its subsidiaries or the purchase or exchange of securities or assets of Vulcan or any of its subsidiaries any type of option, warrant or right which, in Martin Marietta's reasonable judgment, constitutes a "lock-up" device (including, without limitation, a right to acquire or receive any shares of Vulcan common stock or other securities, assets or business of Vulcan or any of its subsidiaries) or

  2.
  paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination, purchase or exchange;

which in the reasonable judgment of Martin Marietta in any such case, and regardless of the circumstances (including any action or omission by Martin Marietta) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with acceptance for exchange, or exchange, of shares of Vulcan common stock.

        The Schedule TO states that the foregoing conditions are for the sole benefit of Martin Marietta and may be asserted by Martin Marietta regardless of the circumstances giving rise to any such condition or, other than the "Regulatory Condition," "Shareholder Approval Condition," "Registration

Statement Condition," and "NYSE Listing Condition," may be waived by Martin Marietta in whole or in part at any time and from time to time prior to the expiration of the Offer in its discretion. To the extent Martin Marietta waives a condition set forth in this section with respect to one tender, Martin Marietta will waive that condition with respect to all other tenders. The failure by Martin Marietta at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time until the expiration of the Offer. Any determination by Martin Marietta concerning any condition or event described in the Offer shall be final and binding on all parties to the fullest extent permitted by law.

ANNEX B

PERSONAL AND CONFIDENTIAL

December 19, 2011

Board of Directors
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

Ladies and Gentlemen:

        You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Vulcan Materials Company (the "Company") of the 0.50 shares, together with the associated preferred stock purchase rights (the "Exchange Ratio"), of common stock, par value $0.01 per share (the "Offeror Common Stock"), of the Offeror proposed to be paid for each Share in the Offer (as defined below). The terms of the offer to exchange (the "Offer to Exchange") and related letter of transmittal (which, together with the Offer to Exchange, constitutes the "Offer") contained in the Tender Offer Statement on Schedule TO filed by Martin Marietta Materials, Inc. (the "Offeror"), with the Securities and Exchange Commission on December 12, 2011 (as amended, the "Schedule TO"), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will exchange 0.50 shares of Offeror Common Stock, together with the associated preferred stock purchase rights, for each Share accepted. We note that the Offer to Exchange provides that, following completion of the Offer, the Offeror intends to consummate a merger of a wholly-owned subsidiary of the Offeror with and into the Company (which, together with the Offer, constitute the "Transactions"), and each outstanding Share (other than Shares already owned by the Offeror) will be converted into the right to receive 0.50 shares of Offeror Common Stock, together with the associated preferred stock purchase rights.

        Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, the Offeror and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Offer is consummated. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as a participant in the Company's revolving credit facility due November 2012 (aggregate principal amount of $1,500,000,000) from November 2007 until November 2011; a participant in the Company's term loan due July 2015 (aggregate principal amount of $450,000,000) from July 2010 until June 2011; joint bookrunner with respect to a public offering of the Company's 6.500% Notes due December 2016 and 7.500% Notes due June 2021 (aggregate principal amount of $1,100,000,000) in June 2011; lead dealer manager in connection with a tender offer for the

Company's 5.600% Notes due December 2012 and 6.300% Notes due June 2013 (aggregate principal amount of $275,000,000) in July 2011; and a participant in the Company's asset-backed loan (aggregate principal amount of $600,000,000) since November 2011. We may in the future provide investment banking services to the Company, the Offeror and their respective affiliates for which our Investment Banking Division may receive compensation.

        In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Exchange and related letter of transmittal contained therein; the Offeror's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on December 12, 2011; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the Securities and Exchange Commission on December 22, 2011, in the form approved by you on the date of this opinion; annual reports to stockholders and Annual Reports on Form 10-K of the Company and the Offeror for the five fiscal years ended December 31, 2010; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and the Offeror; certain other communications from the Company and the Offeror to their respective stockholders; certain publicly available research analyst reports for the Company; certain publicly available research analyst reports for the Offeror, as approved for our use by the Company (the "Offeror Estimates"); and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the "Forecasts") and certain cost savings and operating synergies projected by the management of the Company to result from the Transactions, as approved for our use by the Company (the "Synergies"). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of the Offeror for, and the potential benefits for the Offeror of, the Transactions and the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares and shares of the Offeror Common Stock; compared certain financial and stock market information for the Company and the Offeror with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

        For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us. In that regard, we have assumed with your consent that the Forecasts, the Offeror Estimates and the Synergies have been reasonably prepared and reflect the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or the Offeror or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

        Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Exchange Ratio pursuant to the Offer to holders (other than the Offeror and any of its affiliates) of Shares. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Exchange Ratio or any other term or aspect of the Transactions. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Exchange Ratio or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, the Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Exchange Ratio pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares or shares of the Offeror Common Stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Offer is inadequate from a financial point of view to holders (other than the Offeror and any of its affiliates) of Shares.

Very truly yours,

/s/ Goldman, Sachs & Co. (GOLDMAN, SACHS & CO.)

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

VULCAN MATERIALS COMPANY
Date: December 22, 2011	By:	/s/ DONALD M. JAMES
		Name:	Donald M. James
		Title:	Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

(a)(1)	—	Press release issued by Vulcan Materials Company, dated December 12, 2011 (incorporated by reference to Exhibit 99.1 of Vulcan's Current Report on Form 8-K filed on December 12, 2011)
(a)(2)	—	Press release issued by Vulcan Materials Company, dated December 22, 2011
(a)(3)	—	Letter to Vulcan Shareholders, dated December 22, 2011
(a)(4)	—	Opinion of Goldman Sachs, dated December 19, 2011 (included as Annex B to this Schedule 14D-9)
(e)(1)	—	Excerpts from the Vulcan Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 31, 2011
(e)(2)	—	Unfunded Supplemental Benefit Plan for Salaried Employees, as amended (incorporated by reference to Exhibit 10.4 to Vulcan's Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(3)	—
Amendment to the Unfunded Supplemental Benefit Plan for Salaried Employees (incorporated by reference to Exhibit 10(c) to Legacy Vulcan Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 27, 2002)
(e)(4)	—	Vulcan Executive Deferred Compensation Plan, as amended (incorporated by reference to Exhibit 10.1 to Vulcan's Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(5)	—
Vulcan Deferred Compensation Plan for Directors Who Are Not Employees of the Company, as amended (incorporated by reference to Exhibit 10.5 to Vulcan's Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(6)	—	Vulcan Amended and Restated 2006 Omnibus Long-Term Incentive Plan (incorporated by reference to Appendix A to Vulcan's Proxy Statement on Schedule 14A filed with the SEC on March 31, 2011)
(e)(7)	—	Vulcan 1996 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Legacy Vulcan Corp's Proxy Statement on Schedule 14A filed with the SEC on April 10, 2006)
(e)(8)	—
Vulcan Deferred Stock Plan for Nonemployee Directors of the Company, as amended (incorporated by reference to Exhibit 10(f) to Legacy Vulcan Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 27, 2002)
(e)(9)	—
Vulcan Restricted Stock Plan for Nonemployee Directors of the Company, as amended (incorporated by reference to Exhibit 10.6 to Vulcan's Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(10)	—	Form Stock Option Award Agreement (incorporated by reference to Exhibit 10(o) to Legacy Vulcan Corp.'s Report on Form 8-K filed December 20, 2005)
(e)(11)	—	Form Director Deferred Stock Unit Award Agreement (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed December 17, 2008)
(e)(12)	—	Form Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 11, 2010)
(e)(13)	—	Form Stock Only Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10(a) to the Company's Current Report on Form 8-K filed November 15, 2011)

(e)(14)	—	Form Stock Only Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10(p) to Legacy Vulcan Corp.'s Report on Form 10-K filed February 26, 2007)
(e)(15)	—	Form Employee Deferred Stock Unit Award Amended Agreement (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed December 17, 2008)
(e)(16)	—	Change of Control Employment Agreement Form (Double Trigger) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 2, 2008)
(e)(17)	—	Change of Control Employment Agreement Form (Modified Double Trigger) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 2, 2008)
(e)(18)	—
Change of Control and Non-Competition Agreement with John R. McPherson, dated as of October 7, 2011 (incorporated by reference to Exhibit 10.1 to Vulcan's Current Report on Form 8-K filed with the SEC on October 11, 2011)
(e)(19)	—
Independent Contractor Consulting Agreement with John R. McPherson, dated as of October 7, 2011 (incorporated by reference to Exhibit 10.2 to Vulcan's Current Report on Form 8-K filed with the SEC on October 11, 2011)
(e)(20)	—	Supplemental Executive Retirement Agreement (incorporated as Exhibit 10 to Legacy Vulcan Corp.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 2, 2001)
(e)(21)	—	Vulcan Executive Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to Vulcan's Current Report on Form 8-K filed with the SEC on December 17, 2008)